SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                            NTS-PROPERTIES IV., Ltd.
                            (Name of Subject Company)

                                    ORIG, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E209
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                November 20, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
|       Transaction Valuation: $246,000 (a)           |   Amount of Filing Fee |
| Limited Partnership Interest at $205 per Interest   |         $49.20 (b)     |
--------------------------------------------------------------------------------

     (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
     (b)      Calculated as 1/50th of 1% of the Transaction Value.
|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of Schedule and the date of its filing.
     Amount Previously Paid:  __________ $49.20
     Form or Registration No.: _________ Schedule 13E-4, No. 98-000032
     Filing Party: ____________________ NTS Properties IV., Ltd. and ORIG, LLC Date Filed: ______________________ November 20, 1998

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons entities only): ORIG, LLC

--------------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     a. |X|
     b. |_|
--------------------------------------------------------------------------------


3)   SEC Use Only
--------------------------------------------------------------------------------


4)   Sources of Funds (See Instructions): WC
--------------------------------------------------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f):     |_|
--------------------------------------------------------------------------------


6)   Citizenship  or  Place of  Organization:  ORIG,  LLC is a  Kentucky
     limited liability company.
--------------------------------------------------------------------------------


7)   Aggregate Amount  Beneficially Owned by Each Reporting Person:
     ORIG,  LLC  beneficially  owns  311 of the  limited  liability interests in the Partnership. (1)
--------------------------------------------------------------------------------


8)   Check if the Aggregate Amount in Row 7 Excludes Certain Shares
     (See Instructions):      |_|
--------------------------------------------------------------------------------


9)   Percent of Class Represented by Amount in Row 7: 1.2%
--------------------------------------------------------------------------------


10)  Type of Reporting Person (See Instruction):   00
--------------------------------------------------------------------------------




(1) ORIG, LLC disclaims beneficial ownership of these Interests.

--------------------------------------------------------------------------------


1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only): J.D. Nichols
--------------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     a. |X|
     b. |_|
--------------------------------------------------------------------------------


3)   SEC Use Only
--------------------------------------------------------------------------------


4)   Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): |_|
--------------------------------------------------------------------------------


6)   Citizenship or Place of Organization: J. D. Nichols is a citizen of the
     U.S.A.
--------------------------------------------------------------------------------


7) Aggregate Amount Beneficially Owned by Each Reporting Person: J. D. Nichols beneficially owns 311 of the limited liability interests in the Partnership.(1)
--------------------------------------------------------------------------------


8)   Check if the Aggregate Amount in Row 7 Excludes Certain Shares
     (See Instructions): |_|
--------------------------------------------------------------------------------


9)   Percent of Class Represented by Amount in Row 7:  1.2%
--------------------------------------------------------------------------------


10)  Type of Reporting Person (See Instruction): IN
--------------------------------------------------------------------------------



(1) Mr. Nichols disclaims beneficial ownership of these Interests.

--------------------------------------------------------------------------------


1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only): Brian F. Lavin
--------------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     a. |X|
     b. |_|
--------------------------------------------------------------------------------


3)   SEC Use Only
--------------------------------------------------------------------------------


4)   Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): |_|
--------------------------------------------------------------------------------


6)   Citizenship or Place of  Organization:  Brian F. Lavin is a citizen of the
     U.S.A.
--------------------------------------------------------------------------------


7)   Aggregate Amount Beneficially Owned by Each Reporting Person:
     Brian F. Lavin beneficially owns 311 of the limited liability interests in the Partnership.(1)
--------------------------------------------------------------------------------


8)   Check if the Aggregate Amount in Row 7 Excludes Certain Shares
     (See Instructions): |_|
--------------------------------------------------------------------------------


9)   Percent of Class Represented by Amount in Row 7: 1.2%
--------------------------------------------------------------------------------


10)  Type of Reporting Person (See Instruction): IN
--------------------------------------------------------------------------------



(1) Mr. Lavin disclaims beneficial ownership of these Interests.

Item 1.  Security and Issuer.
-----------------------------

         (a) The name of the subject company is NTS-Properties IV., Ltd., a Kentucky limited partnership (the "Partnership" or the "Subject Company"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223.

         (b) The title of the securities that are subject to Amendment No. 1 to the Offer to Purchase dated January 27, 1999 (the "Offer") is limited partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests", as the context requires, shall refer to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this tender offer or the limited partnership interests or portions thereof that are tendered by the limited partners of the Partnership ("Limited Partners") to the Offerors pursuant to the Offer to Purchase.) This Offer is being made to all Limited
Partners. As of December 31, 1998, the Partnership had 25,309 outstanding Interests held by 2,240 holders of record. Subject to the conditions set forth in the Offer, the Partnership and ORIG, LLC, a Kentucky limited liability company, and an affiliate of the Partnership (the "Bidder" and, collectively with the Partnership, the "Offerors") will purchase in the aggregate up to 1,200 Interests. The purchase price of the Interests tendered to the Offerors will be equal to $205 per Interest, net to the tendering Limited Partners in cash (the "Purchase Price").

         (c) There is currently no established trading market for the Interests, and any transfer of Interests is limited by the terms of the Partnership's Amended and Restated Agreement of Limited Partnership dated as of July 20, 1988 ("Partnership Agreement").

         Reference is hereby made to the Introduction of the Offer and Section 7, "Cash Distribution Policy," of the Offer which are incorporated herein by reference.

Item 2.  Identity and Background.
---------------------------------

         The information required under this Item 2 is provided for the Bidder and each of the members of the Bidder.

ORIG, LLC:
----------

         ORIG, LLC, a Kentucky limited liability company, is the Bidder for purposes of this Schedule. The Bidder's address is 10172 Linn Station Road, Louisville, Kentucky 40223. The principal business of the Bidder is to invest in limited partnerships that own commercial and residential real estate. During the past five years, the Bidder has not been the subject of any criminal proceedings. During the past five years, the Bidder was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

J.D. Nichols:
-------------

(a)  J. D. Nichols.

(b) Mr. Nichols' business address is 10172 Linn Station Road, Louisville, Kentucky 40223.

(c)-(d) During the past 5 years, Mr. Nichols has served as Chairman of the Board of Directors of NTS-Development Company, a real estate development corporation and a wholly-owned subsidiary of NTS Capital Corporation. Mr. Nichols is the Chairman of the Board of NTS Capital Corporation. Mr. Nichols is also a general partner of NTS Properties Associates V, the general partner of the Partnership (the "General Partner"). The address of NTS-Development Company, NTS Capital Corporation and the General Partner is 10172 Linn Station Road, Louisville, Kentucky 40223.

(e)  Mr. Nichols has not been the subject of any criminal proceedings.

(f) During the past five years, Mr. Nichols was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was he subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

(g)  Mr. Nichols is a citizen of the U.S.A.

Brian F. Lavin:
---------------

(a)  Brian F. Lavin.

(b) Mr. Lavin's business address is 10172 Linn Station Road, Louisville, Kentucky 40223.

(c)-(d) Since July, 1997, Mr. Lavin has served as the Executive Vice President of NTS- Development Company, a real estate development corporation and a wholly-owned subsidiary of NTS Capital Corporation. Mr. Lavin is Executive Vice President of NTS Capital Corporation. Mr. Lavin is also Executive Vice President of the General Partner. The address of NTS-Development Company, NTS Capital Corporation and the General Partner is 10172 Linn Station Road, Louisville, Kentucky 40223. Prior to July, 1997, Mr. Lavin served as the Executive Vice President of Paragon Group, Inc. The address of Paragon Group, Inc. is 7557 Rambler Road, Dallas, Texas, 75231.

(e)  Mr. Lavin has not been the subject of any criminal proceedings.

(f) During the past five years, Mr. Lavin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was he subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

(g)  Mr. Lavin is a citizen of the U.S.A.

Item 3.  Past Contracts, Transactions or Negotiations with Subject Company.
---------------------------------------------------------------------------

         (a) Except as described in (b) below, there have been no transactions which have occurred since the commencement of the Partnership's third full fiscal year proceeding the date of this schedule: (i) between the Bidder, Mr. Nichols or Mr. Lavin and the Partnership or any of its affiliates which are corporations, the aggregate amount of which was greater than 1% of the Subject Company's consolidated revenues for that fiscal year or portion thereof, or (ii) between the Bidder, Mr. Nichols or Mr. Lavin and any of the executive officers, directors or affiliates of the Partnership which are not corporations the aggregate amount of which exceeded $40,000.00 except as follows:

                  As permitted by an agreement with the Partnership, property management fees of $157,823 (through September 30, 1998), $208,837
         (1997),   $204,165   (1996)   and   $186,175   (1995)   were   paid  to
         NTS-Development Company, an affiliate of the General Partner. The fee is equal to 5% of gross revenues from residential properties and 6% of gross revenues from commercial properties pursuant to an agreement with the Partnership. As permitted by the agreement, NTS-Development Company will receive a repair and maintenance fee equal to 5.9% of costs incurred which relate to capital improvements. The Partnership has incurred $9,231 for the nine months ended September 30, 1998 and $14,351 and $7,770 during the years ended December 31, 1997 and 1996, respectively, as a repair and maintenance fee and has capitalized this cost as a part of land, buildings and amenities.

                  As permitted by the agreement, the Partnership was charged the following amounts by NTS-Development Company for the nine months ended September 30, 1998 and the years ended December 31, 1997, 1996 and 1995. These charges include items which have been expensed as operating expenses -affiliated or professional and administrative expenses -affiliated and items which have been capitalized as other assets or as land, buildings and amenities.


                     1998 (9 mo.)          1997       1996        1995
                     ------------          ----       ----        ----
Leasing                 $  93,011      $121,834    $108,913    $115,557
Administrative            151,228       196,182     214,530     178,910
Property Manager          220,747       261,511     241,289     253,574
Other                      22,391         5,015       8,674       9,291
                           ------         -----       -----       -----
                         $487,377      $584,542     $573,406   $557,332
                         ========      ========     ========   ========


                  On January 23, 1995, the Partnership contributed $750,000 to the L/U II Joint Venture.

                  On June 15, 1995, Mr. Nichols received a return of capital from NTS Financial Partnership, a Kentucky general partnership ("NTS Financial"), an affiliate of the Partnership, in the amount of $119,154.86, and used such funds to pay a third party obligation. On October 3, 1995, Mr. Nichols received a return of capital from NTS Financial in the amount of $300,000.00.

                  On June 15, 1996, Mr. Nichols received a return of capital from NTS Financial in the amount of $119, 154.86, and used such funds to pay a third party obligation.

                  On April 14, 1997, Mr. Nichols received a return of capital from NTS Financial in the amount of $100,000.00. On April 28, 1997, Mr. Nichols received a distribution from NTS/Whetstone Limited Partnership, a Kentucky limited partnership, an affiliate of the Partnership, in the amount of $427,700.00. On June 15, 1997, Mr. Nichols received a return of capital from NTS Financial in the amount of $119,154.86, and used such funds to pay a third party obligation. On September 26, 1997, Mr. Nichols obtained a loan from NTS Financial in the amount of $208,750.00, and used such funds to pay a third party obligation.

                  On May 20, 1998, Mr. Nichols purchased from a third party bank at $1,950,000 promissory note made by NTS Corporation, an affiliate of the Partnership, in favor of the bank. On May 21, 1998, Mr. Nichols assigned all of his right, title and interest in this promissory note to NTS Financial, as a capital contribution thereto. On June 30, 1998, Mr. Nichols received a return of capital from NTS Financial in the amount of $119,154.86, and used such funds to pay a third party obligation. On August 5, 1998, Mr. Nichols received a return of capital from NTS Financial in the amount of $209,370.17, and used such funds to pay a third party obligation. On August 10, 1998, Mr. Nichols received a return of capital from NTS Financial in the amount of $146,000.00, and used such funds to pay a third party obligation. On August 25, 1998, Mr. Nichols received a return of capital from NTS Financial in the amount of $269,105.83, and used such funds to pay a third party obligation. On August 27, 1998, Mr. Nichols received a return of capital from NTS Financial in the amount of $280,079.33, and used such funds to pay a third party obligation.

                  Since January 1, 1995, Mr. Nichols has personally guaranteed various loans made to the Partnership's affiliates, including both publicly-held affiliates and privately-held affiliates. As of December 31, 1995, Mr. Nichols had outstanding personal guarantees totaling $52,897,543 on aggregate loan balances of $124,060,726 secured by properties with an aggregate book value of $155,000,000. As of December 31, 1996, Mr. Nichols had outstanding personal guarantees totaling $46,332,682 on aggregate loan balances of $104,701,435 secured by properties with an aggregate book value of $135,000,000. As of December 31, 1997, Mr. Nichols had outstanding personal guarantees totaling
        $26,383,561 on aggregate loan balances
          of $32,986,920 secured by properties with an aggregate book value of $33,000,000. As of December 31, 1998, Mr. Nichols had outstanding personal guarantees totaling approximately $26,898,000 on aggregate loan balances of approximately $32,000,000, secured by properties with an aggregate book value of approximately $33,000,000. In October, 1998, Mr. Nichols and Mr. Lavin each personally guaranteed $3,250,000 of a loan made to a privately-held affiliate of the Partnership secured by a property, the book value of which is $10,000,000.

         (b) There have been no contracts, negotiations or transactions which have occurred since the commencement of the Partnership's third full fiscal year proceeding the date of this Schedule between the Bidder, Mr. Nichols or Mr. Lavin and the Partnership or its affiliates concerning: a merger, consolidation or acquisition; tender offer or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets, except as follows:

                  (i) On November 20, 1998, the Bidder and the Partnership jointly filed an Issuer Tender Offer Statement on Schedule 13E-4 for the purchase of in the aggregate up to 1,200 Interests;

                  (ii) the Partnership, BKK Financial, Inc., an Indiana corporation which is wholly owned by Mr. Nichols' wife and two majority aged daughters (of which Mr. Nichols is the Chairman of the Board) and Ocean Ridge Investments, Ltd., a Florida limited partnership (of which BKK Financial, Inc. is the general partner), have purchased Interests from time to time. Since January 1, 1995, Ocean Ridge Investments, Ltd. and BKK Financial, Inc. have purchased 306 Interests at prices ranging from $130-$205 per Interest. All of these Interests are owned by Ocean Ridge Investments, Ltd. The Bidder, Mr. Nichols and Mr. Lavin disclaim beneficial ownership of each of these Interests. The General Partner owns five Interests. The Bidder, Mr. Nichols and Mr. Lavin disclaim beneficial ownership of each of these Interests.

Item 4.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         (a) The total amount of funds anticipated to complete the Offer is approximately $286,000 (including approximately $246,000 to purchase 1,200 Interests plus approximately $40,000 for expenses associated with administering the Offer such as legal, accounting, printing and mailing expenses and transfer fees). The Partnership will purchase the first 600 Interests tendered pursuant to the Offer and will fund its purchases and its portion of the expenses of the Offer from its cash reserves. If the Offer is oversubscribed, and the Partnership, in its sole discretion, decides to purchase Interests in excess of 600 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

     The Bidder will purchase the next 600 Interests tendered and will fund its purchases and its portion of the expenses of the Offer from cash contributions to be made by its members, pursuant to a binding Capital Contribution Agreement executed by Mr. Nichols and Mr. Lavin. Mr. Nichols anticipates contributing approximately 90% of the funds necessary for the Bidder to purchase Interests pursuant to the Offer and to pay the Bidder's proportionate share of the expenses of the Offer. Mr. Lavin anticipates contributing approximately 10% of the funds necessary for the Bidder to purchase Interests pursuant to the Offer and to pay the Bidder's proportionate share of the expenses of the Offer. The members of the Bidder will make these cash contributions immediately upon the expiration of the Offer. If the Offer is oversubscribed and the Bidder, in its sole discretion, decides to purchase Interests in excess of 600 Interests, the Bidder will fund these additional purchases and expenses, if any, from these cash contributions.

         (b) Neither the Partnership, the Bidder nor either of Mr. Nichols or Mr. Lavin intends to borrow funds to purchase any Interests tendered pursuant to this Offer.

         (c) Not applicable.

         Reference is hereby made to Section 9, "Source and Amount of Funds," of the Offer which is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.
-------------------------------------------------------------------------

         The purpose of the Offer is to provide Limited Partners who desire to liquidate their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and transfers of Interests are subject to certain restrictions as set forth in the Partnership Agreement, including prior approval of the General Partner. Interests that are tendered to the Partnership will be retired, although the Partnership may issue interests from time to time in compliance with the registration requirements of federal and state securities laws or any exemptions therefrom. Interests that are tendered to the Bidder will be held by the Bidder. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but they each reserve the right to do so in the future.

         The Offer is generally not conditioned upon any minimum number of Interests being tendered. The Offer is conditioned upon, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." In particular, the Offer will not be consummated, if in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"); or termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code. Further, the Offerors will not purchase Interests, if the purchase of Interests would result in the Interests being owned by fewer than three hundred (300) holders of record.

         The Offerors have agreed that the Partnership will purchase the first 600 Interests tendered during the Offer, and that, if more than 600 Interests are tendered, the Bidder will purchase up to an additional 600 Interests tendered on the same terms and conditions as those Interests purchased by the Partnership. If, on the Expiration Date (defined below), the Offerors determine that more than1,200 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         If the Offer is oversubscribed, and the Offerors do not act in accordance with (i) or (ii) above, or if the Offerors act in accordance with (i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date (defined below) for payment on a pro rata basis. In the event of proration, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Notwithstanding the foregoing, the Offerors will not purchase Interests tendered by a Limited Partner if, as a result of the purchase, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests.

         The term "Expiration Date" shall mean 12:00 Midnight, Eastern Standard Time, on February 19, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors or the Bidder, expires. The Partnership may extend the Offer in its sole discretion by providing the Limited Partners with written notice of the extension; provided, however, that if the Offer is oversubscribed, the Partnership or the Bidder may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension.

         (a) Neither the Offerors, the General Partner nor either of Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Partnership.

         (b) Reference is hereby made to Section 10, "Certain Information About the Partnership," of the Offer, which is incorporated herein by reference.

         (c) Neither the Offerors, the General Partner nor either of Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner(s), to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership.

         (d) Neither the Offerors, the General Partner nor either of Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Partnership.

         (e) Neither the Offerors, the General Partner nor either of Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in any other material change in the Partnership's structure or business.

         (f) Item (f) of this Item 5 is not applicable to the Partnership because its securities are not listed on a national securities exchange and are not authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

         (g) Neither the Partnership, the General Partner nor either of Mr. Nichols or Mr. Lavin has any plans or proposals that would result in a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," Section 5, "Purchase of Interests; Payment of Purchase Price," Section 6, "Certain Conditions of the Offer," and Section 10, "Certain Information About the Partnership" of the Offer which are incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.
-------------------------------------------------------

     (a) Each of the Bidder, Mr. Nichols and Mr. Lavin beneficially owns 311, or 1.2% of the outstanding Interests. Each of the Bidder, Mr. Nichols and Mr. Lavin disclaims beneficial ownership of these 311 Interests, including: 306 Interests owned by Ocean Ridge Investments, Ltd. and five Interests owned by the General Partner. Ocean Ridge Investments, Ltd. is a Florida limited partnership, the sole limited partner of which is Mr. Nichols' wife, Barbara, and the general partner of which is BKK Financial, Inc., an Indiana corporation which is wholly-owned by Mr. Nichols' wife and two majority-age daughters. The address of Ocean Ridge Investments, Ltd. is 10172 Linn Station Road, Louisville, Kentucky 40223.

     (b) There have not been any transactions involving Interests that were effected during the past sixty (60) business days by the Partnership, the General Partner, the Bidder, Mr. Nichols, Mr. Lavin or any person controlling the Partnership, the General Partner or the Bidder.

     The  Bidder is a  newly-formed  entity  whose  sole  assets  consist of 229 limited partnership interests of NTS-Properties III. These interests were purchased for $57,250. The members of the Bidder have entered into a binding Capital Contribution Agreement to fund the monies necessary to allow the Bidder to purchase Interests under the Offer. The Bidder may also purchase additional limited partnership interests of NTS-Properties III as well as limited partnership interests of s NTS-Properties IV, V, VI and VII. The members of the Bidder will provide the funds necessary to complete these purchases, if any, pursuant to the terms of the Capital Contribution Agreement. Other than these potential obligations, the Bidder has no liabilities.

     Reference is hereby made to the Introduction of Amendment No. 1 to the Offer which is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
the Subject Company's Securities.
---------------------------------

     The Partnership Agreement, contained in the Partnership's prospectus dated August 1, 1983, grants the General Partner discretion to decide whether the Partnership or any of its affiliates will purchase Interests from time to time from Limited Partners. The Partnership, however, will not purchase Interests, if as a result, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests.

     Mr. Nichols and Mr. Lavin have executed a binding Capital Contribution Agreement which requires them to contribute the capital necessary to purchase any and all Interests purchased by the Bidder pursuant to the Offer and to pay the Bidder's proportionate share of the expenses of the Offer. Mr. Nichols anticipates contributing approximately 90% of these funds. Mr. Lavin anticipates contributing approximately 10% of these funds.

     On November 20, 1998, the Partnership and the Bidder jointly filed an Issuer Tender Offer Statement on Schedule 13E-4 to purchase up to an aggregate of 1,200 Interests pursuant to the Offer. This Schedule 13E-4 was subsequently amended to remove the Bidder as a co-filer; this Schedule 14D-1 is filed by the Bidder.

     Other than these agreements, the Offerors are not aware of any other contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between the Bidder, Mr. Nichols or Mr. Lavin and any person with respect to the Interests.

     Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," and Section 12, "Transactions and Arrangements Concerning Interests," of the Offer and to Exhibit (c)(2) hereto, each of which are incorporated herein by reference.

Item 8.  Persons Retained, Employed or to be Compensated.
---------------------------------------------------------

     No persons have been employed, retained or are to be compensated by the Offerors to make solicitations or recommendations in connection with the Offer.

Item 9.  Financial Statements of Certain Bidders.
-------------------------------------------------

         Not applicable.

Item 10.  Additional Information.
---------------------------------

         (a)      None.

         (b)      None.

         (c)      None.

         (d)      Not applicable.

         (e)      None.

         (f)      None.

Item 11.  Material to be Filed as Exhibits.
-------------------------------------------

         (a)(1) Form of Offer to Purchase, filed as Exhibit (a)(1) to the Issuer Tender Offer Statement on Schedule 13E-4, No. 98-000032, filed with the Securities and Exchange Commission on November 20, 1998.
         (a)(2)   Form of Letter of Transmittal.
         (a)(3) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.
         (a)(4)   Form of Letter to Limited Partners.
         (a)(5)   Substitute Form W-9 with Guidelines.
         (a)(6) Form of Amendment No. 1 to the Offer to Purchase dated January 27, 1999.
         (a)(7) Press release by NTS Properties IV., Ltd. and ORIG, LLC dated January 27, 1999.
         (b)      None.
         (c)(1) Reference is hereby made to the Amended and Restated Agreement of Limited Partnership of NTS-Properties IV., Ltd. dated as of July 20, 1988, previously filed with the Securities and Exchange Commission as part of the Partnership's Registration Statement on Form S-11, No. 2-83771, filed with the Commission on May 16, 1983 and declared effective on August 1, 1983.
         (c)(2) Capital Contribution Agreement dated January 20, 1999 executed by the members of ORIG, LLC.
         (d)      None.
         (e)      None.
         (f)      None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 27, 1999                  ORIG, LLC,
                                           a Kentucky limited liability company

                                           By: /s/ J. D. Nichols
                                              --------------------------
                                               J.D. Nichols,
                                               Managing Member



                                               /s/ J. D. Nichols
                                               --------------------------
                                               J. D. Nichols



                                               /s/ Brian F. Lavin
                                               --------------------------
                                               Brian F. Lavin

                                    EXHIBITS



Exhibit
Number                         Description
------                         -----------

(a)(1) Form of Offer to Purchase, filed as Exhibit (a)(1) to the Issuer Tender Offer Statement on Schedule 13E-4, No. 98-000032, filed with the Securities and Exchange Commission on November 20, 1998.

(a)(2)   Form of Letter of Transmittal.

(a)(3) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.

(a)(4)   Form of Letter to Limited Partners.

(a)(5)   Substitute Form W-9 with Guidelines.

(a)(6)   Form of Amendment No. 1 to the Offer to Purchase, dated January 27,
         1999.

(a)(7) Press release by NTS Properties IV., Ltd. and ORIG, LLC dated January 27, 1999.

(b)      None.

(c)(1) Reference is hereby made to the Amended and Restated Agreement of Limited Partnership of NTS-Properties IV, Ltd., dated July 20, 1988, as previously filed with the Securities and Exchange Commission on May 16, 1983 with the Partnership's Registration Statement on Form S-11 No. 2-83771, and declared effective on August 1, 1983.

(c)(2) Capital Contribution Agreement dated January 20, 1999 executed by the members of ORIG, LLC.

(d)      None.

(e)      None.

(f)      None.

                                                                  Exhibit (a)(1)









               Form of Offer to Purchase, dated November 20, 1998

                           Offer to Purchase for Cash
                                       by
                            NTS-Properties IV., Ltd.
                                       and
                                    ORIG, LLC
                                    of Up to
                       1,200 Limited Partnership Interests


        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FRIDAY, FEBRUARY 19, 1999, UNLESS EXTENDED.

        NTS-Properties IV., Ltd. is a Kentucky limited partnership (the "Partnership") that owns, or owns joint venture interests in, certain commercial and residential rental real estate properties. See Section 10, "Certain Information About the Partnership." Except as otherwise provided in the Partnership Agreement (defined below), the Partnership's general partner, NTS-Properties Associates IV (the "General Partner"), owns a one percent (1%) interest in the Partnership and the limited partners, in the aggregate, own a ninety-nine percent (99%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company (the "Affiliate"), an affiliate of the Partnership (the Affiliate and the Partnership are each an "Offeror" and collectively, the "Offerors"), are offering to purchase for cash upon the terms and conditions set forth in this Offer to Purchase ("Offer to Purchase") and the related Letter of Transmittal ("Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer") in the aggregate up to 1,200 of the Partnership's limited partnership interests (the "Interests") at a price equal to $205 per Interest (the "Purchase Price"). This Offer is being made to all limited partners of the Partnership ("Limited Partners") and is generally not conditioned upon any minimum amount of Interests being tendered, but is subject to certain conditions described herein.

        Limited Partners tendering all or any portion of their Interests are subject to certain risks including:

                      o The Purchase Price of $205 per Interest may not equate to the fair market value or the liquidation value of the Interest.
                      o      Neither  the  General  Partner,  on  behalf  of the
                             Partnership, nor the Affiliate has retained an independent third party to evaluate the fairness of the Offer.
                      o Conflicts in establishing the Purchase Price exist between tendering Limited Partners and the Partnership, the General Partner and non-tendering Limited Partners.
                      o Negative tax consequences may exist for any Limited Partner tendering its Interests.
                      o The General Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests.

        Limited Partners continuing to hold all or any portion of their Interests are subject to certain risks including:

                      o The Partnership may not make future cash . distributions to Limited Partners.
                      o The percentage ownership of Interests held by persons controlling, controlled by or under common control with the General Partner or its affiliates will  increase  as a result of the Offer.
                      o The recent sale of a property by a joint venture in which the Partnership is a partner may decrease the Partnership's future operating revenues.
                      o The Partnership has no current plans to liquidate its assets and to distribute the proceeds to its Limited Partners.
                      o General economic risks are associated with investments in real estate.
                      o The Partnership's financial condition may be adversely affected by a downturn in the business of any tenant occupying a significant portion of a Partnership property or a tenant's decision not to renew its lease.

See "RISK FACTORS."

                  --------------------------------------------

        THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE ABSENCE OF CERTAIN CONDITIONS DESCRIBED IN SECTION 6, "CERTAIN CONDITIONS OF THE OFFER."

                  --------------------------------------------




                                    IMPORTANT

        Any Limited Partner wishing to tender all or any portion of his, her or its Interests should complete and sign the enclosed Letter of Transmittal in accordance with the instructions in the Offer to Purchase and Letter of Transmittal and deliver it together with the Certificate(s) of Ownership for the Interests being tendered (or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact), the Substitute Form W-9 and any other required documents to the Partnership. A Limited Partner having Interests registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if he, she or it desires to tender such Interests.

                  --------------------------------------------


        Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer may be directed to NTS Investor Services c/o Gemisys at (800) 387-7454.

             The date of this Offer to Purchase is November 20, 1998

        NEITHER THE OFFERORS NOR THE PARTNERSHIP'S GENERAL PARTNER MAKE ANY RECOMMENDATION TO ANY LIMITED PARTNER REGARDING WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. EACH LIMITED PARTNER MUST MAKE HIS, HER OR ITS OWN DECISION REGARDING WHETHER TO TENDER INTERESTS, AND, IF SO, THE PORTION OF SUCH LIMITED PARTNER'S INTERESTS TO TENDER.

        NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE OFFERORS REGARDING WHETHER LIMITED PARTNERS SHOULD TENDER OR REFRAIN FROM TENDERING INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR INFORMATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OFFERORS OR THE GENERAL PARTNER.

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                TABLE OF CONTENTS

INTRODUCTION...................................................................5
SUMMARY OF CERTAIN INFORMATION.................................................8
RISK FACTORS...................................................................9
THE OFFER.....................................................................12
Section 1.     Background and Purposes of the Offer...........................12
Section 2.     Offer to Purchase and Purchase Price; Proration; Expiration Date;
               Determination of Purchase Price................................13
Section 3.     Procedure for Tendering Interests..............................14
Section 4.     Withdrawal Rights..............................................16
Section 5.     Purchase of Interests; Payment of Purchase Price...............16
Section 6.     Certain Conditions of the Offer................................17
Section 7.     Cash Distribution Policy.......................................19
Section 8.     Effects of the Offer...........................................20
Section 9.     Source and Amount of Funds.....................................20
Section 10.    Certain Information About the Partnership......................21
Section 11.    Certain Federal Income Tax Consequences........................24
Section 12.    Transactions and Arrangements Concerning Interests.............27
Section 13.    Extensions of Tender Period; Terminations; Amendments..........28
Section 14.    Fees and Expenses..............................................28
Section 15.    Address; Miscellaneous.........................................28
Appendix A     The Partnership's Financial Statements Giving
               Pro Forma Effect of the Offer..................................30

To Holders of Limited Partnership
Interests of NTS-Properties IV., Ltd.

                                  INTRODUCTION

        NTS-Properties IV., Ltd. is a Kentucky limited partnership (the "Partnership") that owns, or owns joint venture interests in, certain commercial and residential rental real estate properties. See Section 10, "Certain Information About the Partnership." Except as otherwise provided in the Partnership Agreement (defined below), the Partnership's general partner, NTS-Properties Associates IV (the "General Partner") owns a one percent (1%) interest in the Partnership and the limited partners own, in the aggregate, a ninety-nine percent (99%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company (the "Affiliate"), an affiliate of the Partnership (the Partnership and the Affiliate are each an "Offeror" and, collectively, the "Offerors"), hereby offer to purchase up to 1,200 of the Partnership's limited partnership interests (the "Interests") at a purchase price of $205 per Interest (the "Purchase Price") in cash to the seller upon the terms and subject to the conditions set forth in this "Offer to Purchase" and in the related "Letter of Transmittal" (together the "Offer to Purchase" and "Letters of Transmittal" constitute the "Offer"). (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this Offer or the limited partnership interests or portions thereof that are tendered by the limited partner to the Offerors pursuant to the Offer.) This Offer is being made to all limited partners in the Partnership ("Limited Partners") and is generally not conditioned upon any minimum amount of Interests being tendered, except as described herein. The Interests are not traded on any established trading market and are subject to certain restrictions on transferability set forth in the Amended and Restated Agreement of Limited Partnership of NTS-Properties IV., Ltd. dated July 20, 1988 (the "Partnership Agreement"). The Partnership or the Affiliate, each in its sole discretion, may purchase more than 600 Interests, but neither has any current intention to do so.

        The Purchase Price should not be viewed as equivalent to the fair market value or the liquidation value of an Interest. As of September 30, 1998 and December 31, 1997, the book value of each Interest was approximately $142.43 and $144.44, respectively. The Purchase Price offered by the Offerors has been determined by the Partnership, in its sole discretion, based on: (i) recent sales of Interests by Limited Partners to third parties in secondary market transactions; (ii) recent repurchases of interests by the Partnership; and (iii) recent purchases of Interests by the Partnership's affiliate, Ocean Ridge Investments Ltd., a Florida limited liability partnership ("Ocean Ridge").

        Subject to the conditions set forth in the Offer, the Partnership will purchase the first 600 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, 12:00 Midnight, Eastern Standard Time, on Friday, February 19, 1999, subject to any extension of the Offer by the Offerors (the "Expiration Date"). If more than 600 Interests are tendered, the Affiliate will purchase up to an additional 600 Interests which are tendered and received by the Partnership by, and not withdrawn prior to the Expiration Date. If, on the Expiration Date, the Offerors determine that more than 1,200 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934
("Exchange Act"), as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

        If the Offer is oversubscribed and the Offerors do not act in accordance with (i) or (ii), above, or if the Offerors act in accordance with (i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis ("Proration"). In the event of Proration, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Any fractional interests resulting from this calculation will be rounded down to the nearest whole number. Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for the Interests not purchased by the Offerors, except upon written request of the Limited Partner.

        The Offer is generally not conditioned upon any minimum number of Interests being tendered. The Offer, however, is conditioned upon, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." In particular, the Offer will not be consummated, if in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code. Further, the Offerors will not purchase Interests if the purchase of Interests would result in Interests being owned by fewer than three hundred (300) holders of record. See Section 6, "Certain Conditions of the Offer."

        All purchases of Interests pursuant to the Offer will be effective as of the Expiration Date. Each Limited Partner who tenders Interests pursuant to the Offer will receive the Purchase Price and cash distributions declared prior to the Expiration Date, if any. Limited Partners will not be entitled to receive cash distributions declared and payable after the Expiration Date, if any, on any Interests tendered and accepted by the Offerors.

        The tender of an Interest will be treated as a sale of the Interest for federal and most state income tax purposes which will result in the Limited Partner recognizing gain or loss for income tax purposes. Limited Partners are urged to review carefully all the information contained in or referred to in this Offer including, without limitation, the information presented herein in
Section 11, "Certain Federal Income Tax Consequences."

        As of September 30, 1998, the General Partner and the Affiliate did not own any of the Partnership's outstanding Interests. All partners, members, affiliates and associates of the General Partner or the Affiliate beneficially owned, or were in the process of acquiring, an aggregate of 306 Interests, representing approximately 1.2% of the Partnership's 25,309 outstanding Interests. Although the Offer is being made to all Limited Partners, the Partnership has been advised that none of the partners, members, affiliates or associates of the General Partner or the Affiliate intend to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, the Affiliate and partners, members, affiliates and associates of the General Partner or the Affiliate, will own, after the Offer, an aggregate of 906 Interests representing approximately 3.7% of the Partnership's outstanding Interests.

                         SUMMARY OF CERTAIN INFORMATION
                         ------------------------------

        The following is a summary of certain information contained elsewhere in this Offer. The summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Offer and related documents. Capitalized terms used but not defined in this summary are defined elsewhere in this Offer. Limited Partners are urged to read all documents constituting this Offer in their entirety.

Offerors The Partnership, a Kentucky limited partnership, and the Affiliate, a Kentucky limited liability company, invite all of the Partnership's Limited Partners to tender their Interests upon the terms and subject to the conditions set forth in this Offer.

Purchase Price           $205 per Interest in cash.

Expiration Date          The Offer expires on Friday, February 19,
                         1999 at 12:00 Midnight, Eastern Standard Time unless the Offer is otherwise extended by the Offerors in accordance with the provisions set forth herein.
                         ALL INTERESTS BEING TENDERED MUST BE RECEIVED BY THE
                         PARTNERSHIP AT THE ADDRESS SET FORTH IN SECTION 15,
                         "ADDRESS; MISCELLANEOUS," ON OR BEFORE THE
                         EXPIRATION DATE.

Offer Conditions         The Offerors will purchase in the aggregate up to 1,200
                         Interests. The first 600 Interests tendered will be purchased by the Partnership; up to an additional 600
                         Interests tendered will be purchased by the Affiliate.
                         If the Offer is oversubscribed, first the Partnership may purchase additional Interests, and then the Affiliate may purchase additional Interests, each in its sole discretion. If the Offer remains oversubscribed, Interests will be purchased on a pro rata basis. This Offer is being made to all Limited
                         Partners and is not conditioned upon a minimum amount of Interests being tendered; provided however, no tender will be accepted from a Limited Partner if, as a result of the tender, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests. The Offer is subject to certain terms and conditions set forth in the Offer.

                                  RISK FACTORS
                                  ------------

        Limited Partners Tendering All or Any Portion of Their Interests Are
        ---------------------------------------------------------------------
Subject to Certain Risks:
-------------------------

         Purchase Price May Be Less Than Fair Market Value and Liquidation Value
         -----------------------------------------------------------------------
Per Interest.  The Interests  are not traded on a recognized  stock  exchange or
-------------
trading market and a readily identifiable, liquid market for the Interests does not exist. The Offerors are aware of certain secondary market transactions by which Interests were transferred at a price equal to $166.13 per Interest (including commissions and other mark-ups) by Limited Partners to third parties during the period from January 1, 1997 to April 30, 1998. Additionally, the Partnership has repurchased 1,380 interests, and its affiliates, Ocean Ridge and B.K.K. Financial, Inc., an Indiana corporation ("BKK"), have purchased 306 Interests during the period from March 1, 1995 to September 30, 1998 at prices ranging from $130 to $205 per Interest. As of September 30, 1998 and December 31, 1997, the book value of each Interest was approximately $142.43 and $144.44, respectively. Neither these secondary market transactions nor the Purchase Price necessarily reflects the value that Limited Partners would realize from holding the Interests until termination or liquidation of the Partnership, which could result in greater or lesser value. The Offerors have not obtained an opinion from an independent third party regarding the fairness of the Purchase Price. Furthermore, the Offerors did not obtain an appraisal of the Partnership's assets in establishing the Purchase Price.

        Negative Tax  Consequences  May Exist for Any Limited Partner  Tendering
        ------------------------------------------------------------------------
Interests.  Limited Partners  tendering and selling  Interests  pursuant to this
----------
Offer generally will recognize a gain or loss on the tender of his, her or its Interests for federal and most state income tax purposes. The amount of gain or loss realized will be, in general, the excess of the Purchase Price minus the Limited Partner's adjusted tax basis in the Interests sold. Generally, the sale of Interests held by a Limited Partner for more than twelve (12) months will result in long-term capital gain or loss. Due to the complexity of tax issues, Limited Partners are advised to consult their tax advisors with respect to their individual tax situations before tendering their Interests pursuant to the Offer. See Section 10, "Certain Information About the Partnership" and Section 11, "Certain Federal Income Tax Consequences."

        Conflict of  Interest.  A conflict of interest  exists  between  Limited
        ----------------------
Partners who are tendering their Interests and the Partnership, the General Partner and non-tendering Limited Partners. Tendering Limited Partners would prefer a higher Purchase Price; the Partnership, the General Partner and non-tendering Limited Partners would prefer a lower Purchase Price.

        General Partner Makes No Recommendation to Limited Partners. The General
        -----------------------------------------------------------
Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests. Limited Partners should make their own decisions regarding whether to tender their Interests based upon their own individual situation.

        Limited Partners Who Do Not Tender All or Any Portion of Their Interests
        ------------------------------------------------------------------------
Are Subject to Certain Risks:
-----------------------------

        The  Partnership May Not Make Future Cash  Distributions.  The amount of
        ---------------------------------------------------------
funds required by the Partnership to fund the Offer is estimated to be approximately $143,000 ($123,000 to purchase 600 Interests plus approximately $20,000 for its proportionate share of the expenses associated with administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror). The Partnership intends to fund these monies from its cash reserves. The use of the Partnership's cash reserves to fund the Offer will have the effect of: (i) reducing the existing cash available for future needs or contingencies and (ii) reducing or eliminating the interest income that the Partnership earns on its cash reserves. There can be no assurance that the Partnership will be able to fund its future needs or contingencies, which may have a material adverse effect on the Partnership's business or financial condition.

        Increased Voting Control by Affiliates of the Partnership.  If the Offer
        ----------------------------------------------------------
is fully subscribed, the percentage ownership of Interests held by persons controlling, controlled by or under common control with the Partnership will increase. As of September 30, 1998, the General Partner and the Affiliate did not own any of the Partnership's outstanding Interests. All partners, members, affiliates and associates of the General Partner or the Affiliate beneficially owned, or were in the process of acquiring, in the aggregate 306 Interests, representing approximately 1.2% of the Partnership's 25,309 outstanding Interests. Although this Offer is made to all Limited Partners, the Partnership has been advised that none of the partners, members, affiliates or associates of the General Partner or the Affiliate intend to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, the Affiliate, and partners, members, affiliates and associates of the General Partner or the Affiliate, will own, after the Offer, an aggregate of 906 Interests representing approximately 3.7% of the Partnership's 24,709 outstanding Interests, an increase of 2.5%. In addition, other persons controlling, controlled by or under common control with the Partnership, by virtue of the decreased number of outstanding Interests, will have a greater percentage of the outstanding Interests. The increase in ownership of Interests will enable these entities or individuals to have a greater influence on certain matters voted on by Limited Partners, including removal of the General Partner and termination of the Partnership.

        Sale of University II May Decrease Future Revenues.  On October 6, 1998,
        ---------------------------------------------------
the Lakeshore/University II Joint Venture ("L/U II Joint Venture") (in which the Partnership owns an 18% interest) closed the sale of the University Business Center Phase II ("University II") to Silver Cities Properties, Ltd. ("Silver Cities"), an affiliate of one of the L/U II Joint Venture's tenants. Silver Cities purchased the property for $8,975,000. University II accounted for 4.96% of the Partnership's revenues as of September 30, 1998. The L/U II Joint Venture intends to use the proceeds of the sale of University II to develop Lakeshore Business Center Phase III, a 3.77 acre parcel of vacant land owned by the L/U II Joint Venture. The L/U II Joint Venture intends to build a 40,000 square foot office service building on this property. There can be no assurances that the L/U II Joint Venture's reinvestment of the proceeds of the sale of University II will generate revenues equivalent to those generated by University II. If the reinvestment of the proceeds of the University
                                       10

II sale by the L/U II Joint Venture does not generate equivalent revenues, the Partnership's future operating revenues will be decreased. See Section 10, "Certain Information About the Partnership".

        Partnership  Has No Current Plans to Liquidate.  The  Partnership has no
        -----------------------------------------------
current plan to liquidate its assets and to distribute the proceeds to its Limited Partners nor does the Partnership contemplate resuming distributions to the Limited Partners. Therefore, Limited Partners who do not tender their Interests may not be able to realize any return on or of their investment in the foreseeable future.

        Reliance on Certain Tenants.  The Partnership's  financial condition and
        ----------------------------
ability to fund future cash needs including its ability to make future cash distributions, if any, may be adversely affected by the bankruptcy, insolvency or a downturn in business of any tenant occupying a significant portion of any Partnership property or by a tenant's decision not to renew its lease. Failure to release the space vacated by significant tenants on a timely basis and on terms and conditions acceptable to the Partnership could have a material adverse effect on the Partnership's results of operation and financial condition.

        General Economic Risks  Associated with Investments in Real Estate.  All
        --------------------------------------------------------------------
real property investments are subject to some degree of risk. Generally, equity investments in real estate are illiquid and, therefore, the Partnership's ability to promptly vary its portfolio in response to changing economic, financial and investment conditions is limited. Real estate investments are also subject to changes in economic conditions as well as other factors affecting real estate values, including: (i) possible federal, state or local regulations and controls affecting rents, prices of goods, fuel and energy consumption and prices, water and environmental restrictions; (ii) increased labor and material costs; and (iii) the attractiveness of the property to tenants in the neighborhood. For a detailed discussion of the risks associated with investment in real estate, refer to the "Risk Factors" set forth in the Partnership's prospectus dated August 1, 1983.

                                    THE OFFER

        Section 1. Background and Purposes of the Offer. The purpose of the Offer is to provide Limited Partners who desire to liquidate their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and pursuant to the Partnership Agreement, transfers of Interests are subject to certain restrictions, including the prior approval of the General Partner. The General Partner believes that there are certain Limited Partners who desire immediate liquidity, while other Limited Partners may not need or desire liquidity and would prefer the opportunity to retain their Interests. The General Partner believes that the Limited Partners should be entitled to make a choice between immediate liquidity and continued ownership and, thus, believes that the Offer being made hereby accommodates the differing goals of both groups of Limited Partners. Those Limited Partners who tender their Interests pursuant to the Offer are, in effect, exchanging certainty and liquidity for the potentially higher return of continued ownership of their Interests. The continued ownership of Interests, however, entails the risk of loss of all or a portion of the Limited Partner's investment. See "Risk Factors."

        Neither the Offerors nor the General Partner has any current plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership; (ii) any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner(s), to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership; (iii) any material change in the present distribution policy, indebtedness or capitalization of the Partnership; (iv) any other material change in the structure or business of the Partnership; or (v) any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person. The General Partner, however, may explore and pursue any of these options in the future.

        The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of Limited Partners (including affiliates of the General Partner that own Interests) who do not tender their Interests or tender only a portion of their Interests. Limited Partners retaining their Interests may be subject to increased risks including but not limited to: (1) reduction in the Partnership's cash reserves, which may impact the Partnership's ability to fund its future cash requirements, thus having a material adverse effect on the Partnership's financial condition; and
(2) increased voting control by the affiliates of the General Partner (including the Affiliate) and members of the affiliates. See "Risk Factors." Interests that are tendered to the Partnership in connection with this Offer will be retired, although the Partnership may issue new interests from time to time in compliance with the federal and state securities laws or any exemptions therefrom. Interests purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

        The  General  Partner  intends  to  consider  the  desirability  of  the
Partnership making future tender offers to purchase interests following completion of the Offer, but is not required to make any future offers. Although the Partnership and its affiliates have from time to time purchased interests, this is the first tender offer made by the Partnership or the Affiliate for interests. See Section 2, "Offer to Purchase and Purchase Price; Expiration Date; Determination of Purchase Price."

        Section 2. Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price.

        Offer to Purchase and Purchase Price.  The Offerors will, upon the terms
        -------------------------------------
and subject to the conditions of the Offer, described below, purchase in the aggregate up to 1,200 Interests that are properly tendered by, and not withdrawn prior to, the Expiration Date at a price equal to $205 per Interest; provided however, that no tender will be accepted from a Limited Partner if, as a result of the tender, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests. The Partnership will purchase the first 600 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, the Expiration Date. If more than 600 Interests are tendered and received by the Partnership as a result of this Offer, the Affiliate will purchase up to an additional 600 Interests which are tendered by, and not withdrawn prior to, the Expiration Date.

        If, on the Expiration Date, the Offerors determine that more than 1,200 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Exchange Act, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

        Proration. If the Offer is oversubscribed and the Offerors do not act in
        ----------
accordance  with (i) or (ii),  above,  or if the Offerors act in accordance with
(i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis. In the event of Proration, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Any fractional interests resulting from this calculation will be rounded down to the nearest whole number. Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for Interests not purchased by the Offerors, except upon written request of the Limited Partner.

        THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM AMOUNT OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS.

        Expiration  Date.  The term  "Expiration  Date"  means  12:00  Midnight,
        -----------------
Eastern Standard Time, on Friday, February 19, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors, expires. The Partnership may extend the Offer, in its sole discretion, by providing the Limited Partners with written notice of the extension; provided however, that if the Offer is oversubscribed, the Partnership or the Affiliate may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension. For a description of how the Offer may be extended or terminated, see Section 13, "Extensions of Tender Period; Terminations; Amendments."

        Determination of Purchase Price. The Purchase Price represents the price
        --------------------------------
at which the Offerors are willing to purchase Interests. No Limited Partner approval is required or was sought regarding the determination of the Purchase Price. No special committee of the Partnership, the Affiliate or the Limited Partners has approved this Offer and no special committee or independent person has been retained to act on behalf of the Partnership or the Affiliate. Neither the Offerors nor the General Partner has obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

        The Purchase Price offered by the Offerors was determined by the Partnership in its sole discretion based on: (i) the value of recent sales of Interests by Limited Partners to third parties in secondary market transactions;
(ii) the value of recent repurchases of interests by the Partnership; and (iii) the value of recent purchases of Interests by Ocean Ridge. The General Partner is aware of certain sales of Interests made at a price equal to $166.13 per Interest (including commissions and other mark-ups) by certain Limited Partners to third parties during the period from January 1, 1997 to April 30, 1998. The Partnership has repurchased interests, and Ocean Ridge and BKK have purchased Interests, in secondary market transactions and through the Partnership's Interest Repurchase Program, at prices ranging from $130 to $205 per Interest during the period from March 1, 1995 to September 30, 1998. The information regarding transactions between Limited Partners and third parties is based on the General Partner's knowledge and may not reflect all transactions that have taken place during the time periods set forth above. As of September 30, 1998 and December 31, 1997, the book value of each Interest was approximately $142.43 and $144.44, respectively.

        In determining the Purchase Price, the Partnership did not consider the liquidation value per Interest or the book value per Interest and did not appraise the value of its assets.

        Section 3. Procedure for Tendering Interests. Limited Partners that wish to tender Interests pursuant to this Offer must submit a properly completed and duly executed Letter of Transmittal and Substitute Form W-9, together with the Certificate(s) of Ownership for the Interests being tendered or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact (the "Affidavit"), and any other required documents to NTS Investor Services c/o Gemisys at the address listed in Section 15, "Address; Miscellaneous." THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9, AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS BEING TENDERED (OR AFFIDAVIT, IF APPLICABLE) AND ANY OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE PARTNERSHIP ON OR BEFORE THE EXPIRATION DATE. NEITHER THE PARTNERSHIP NOR THE AFFILIATE WILL ACCEPT INTERESTS RECEIVED BY THE PARTNERSHIP AFTER THE EXPIRATION DATE.

        Method of Delivery. LIMITED PARTNERS ASSUME ANY RISK ASSOCIATED WITH THE
        -------------------
METHOD FOR DELIVERING THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9 AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS (OR THE AFFIDAVIT). THE PARTNERSHIP RECOMMENDS THAT LIMITED PARTNERS SUBMIT ALL DOCUMENTS VIA REGISTERED MAIL RETURN RECEIPT REQUESTED AND PROPERLY INSURED OR BY AN OVERNIGHT COURIER SERVICE. LIMITED PARTNERS MAY CONFIRM RECEIPT OF A LETTER OF TRANSMITTAL BY CONTACTING NTS INVESTOR SERVICES C/O GEMISYS AT THE ADDRESS AND TELEPHONE NUMBER LISTED IN SECTION 15, "ADDRESS; MISCELLANEOUS."

        Determination of Validity.  All questions regarding the validity,  form,
        --------------------------
eligibility (including time of receipt) and acceptance for payment of any Interests will be determined by the Partnership, in its sole discretion. Notwithstanding the foregoing, if the Offer is oversubscribed, the Partnership and the Affiliate may each decide to purchase Interests in excess of the initial 1,200 Interests. In that case, all questions regarding the validity, form or eligibility (including time of receipt) and acceptance for payment of any additional Interests purchased by either the Partnership or the Affiliate will be determined by each respective party in its sole discretion. Each determination, whether made by the Partnership or the Affiliate, will be final and binding. The Partnership or the Affiliate, if applicable, has the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender, or in the related transmittal documents. Unless waived, any defects or irregularities must be cured within the time period established by the Partnership or the Affiliate. In any event, tenders will not be deemed to have been made until all defects or irregularities have been cured or waived. The Offerors are neither under any duty nor will they incur any liability for failure to notify any tendering Limited Partner of any defects, irregularities or rejections contained in the tenders.

        Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14e-4 promulgated thereunder require that a person tendering Interests on his, her or its behalf, must own the Interests tendered. Section 10(b) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

        The tender of Interests pursuant to any of the procedures described herein constitutes acceptance by the tendering Limited Partner of the terms and conditions of the Offer, including a representation and warranty that (i) the tendering Limited Partner owns the Interests being tendered within the meaning of Rule 14e-4; and (ii) the tender complies with Rule 14e-4.

        Section 4. Withdrawal Rights. Any Limited Partner tendering Interests pursuant to this Offer may withdraw the tender at any time prior to the Expiration Date. For a withdrawal to be effective, it must be in writing and received by NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in the Section 15, "Address; Miscellaneous" on or before the Expiration Date. Any notice of withdrawal must specify the name of the person withdrawing the tender and the amount of Interests previously tendered that are being withdrawn.

        All questions as to form and validity of the notice of withdrawal will be determined by the Partnership, in its sole discretion. If the Offer is oversubscribed, all questions as to form and validity of the notice of withdrawal will be determined by the Partnership or the Affiliate, each in its sole discretion, for any Interests purchased by the Partnership or the Affiliate, as the case may be, in excess of the initial 1,200 Interests. All determinations made by the Partnership or the Affiliate will be final and binding. Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be retendered by following the procedures set forth in Section 3, "Procedure for Tendering of Interests" prior to the Expiration Date. Tenders made pursuant to the Offer which are not otherwise withdrawn in accordance with this Section 4, "Withdrawal Rights," will be irrevocable.

        Section 5. Purchase of Interests; Payment of Purchase Price. Upon the terms and subject to the conditions of the Offer, the Offerors will pay $205 per Interest to each Limited Partner properly tendering its Interests. The Purchase Price will be paid in the form of a check from the purchasing Offeror to each Limited Partner. All monies due to each Limited Partner will be delivered to the Limited Partner by first class U.S. Mail deposited in the mailbox within five
(5) business days after the Expiration Date. Under no circumstances will interest be paid on the Purchase Price to be paid by the Offerors for Interests tendered, regardless of any extension of the Offer or any delay in making payment. In the event of Proration as set forth in Section 2, "Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price," the Offerors may not be able to determine the proration factor and pay for those Interests that have been accepted for payment, and for which payment is otherwise due, until approximately five (5) business days after the Expiration Date.

        Interests will be deemed purchased at the time of acceptance by the Offerors but in no event earlier than the Expiration Date. Interests purchased by the Partnership will be retired, although the Partnership may issue new interests from time to time in compliance with the registration requirements of federal and state securities laws or exemptions therefrom.

        Interests purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

        Section 6. Certain Conditions of the Offer. Notwithstanding any other provision of this Offer, the Offerors will not be required to purchase or pay for any Interests tendered and may terminate the Offer as provided in Section 13, "Extensions of Tender Period; Terminations; Amendments" or may postpone the purchase of, or payment for, Interests tendered if any of the following events occur prior to the Expiration Date:

               (a) there is a reasonable likelihood that consummation of the Offer would result in the termination of the Partnership (as a partnership) under Section 708 of the Code;

               (b) there is a reasonable likelihood that consummation of the Offer would result in termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code;

               (c) as a result of the Offer, there would be fewer than three hundred (300) holders of record, pursuant to Rule 13e-3 promulgated under the Exchange Act;

               (d) there shall have been instituted or threatened or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which: (i) challenges the making of the Offer or the acquisition by the Partnership or the Affiliate of Interests pursuant to the Offer or otherwise directly or indirectly relates to the Offer; or (ii) in the Partnership's sole judgment (determined within five (5) business days prior to the Expiration Date), could materially affect the business, condition (financial or other), income, operations or prospects of the Partnership, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair the Offer's contemplated benefits to the Partnership;

               (e) there shall have been any action threatened or taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Partnership or the Affiliate, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Offerors' sole judgment, would or might directly or indirectly:

                      (i) delay or restrict  the ability of the  Partnership  or the Affiliate, or render the Partnership or the Affiliate unable, to accept for payment or pay for some or all of the Interests;

                      (ii) materially affect the business,  condition (financial or other), income, operations, or prospects of the Partnership or the Affiliate, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or the Affiliate;

               (f) there shall have occurred:

                     (i) the declaration of any banking moratorium or suspension of payment in respect of banks in the United States;

                     (ii) any general  suspension  of trading in, or limitation
               on  prices  for,   securities  on  any  United  States   national
               securities exchange or in the over-the-counter market;

                     (iii) the  commencement  of war, armed  hostilities or any other national or international crises directly or indirectly involving the United States;

                     (iv) any  limitation  (whether  or not  mandatory)  by any governmental, regulatory or administrative agency or authority on, or any event which, in the Offerors' sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

                     (v) (A) any  significant  change,  in the  Offerors'  sole judgment, in the general level of market prices of equity securities or securities convertible into or exchangeable for equity securities in the United States or abroad or (B) any change in the general political, market, economic, or financial conditions in the United States or abroad that (1) could have a material adverse effect on the business condition (financial or other), income, operations or prospects of the Partnership, or
               (2) in the sole judgment of the Offerors, makes it inadvisable to proceed with the Offer; or

                     (vi) in the case of the foregoing  existing at the time of the commencement of the Offer, in the Offerors' sole judgment, a material acceleration or worsening thereof;

               (g) any change shall occur or be threatened in the business, condition (financial or otherwise), or operations of the Partnership, that, in the Partnership's sole judgment, is or may be material to the Partnership;

               (h) a tender or exchange offer for any or all of the Interests of the Partnership, or any merger, business combination or other similar transaction with or involving the Partnership, shall have been proposed, announced or made by any person;

               (i) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before November 20, 1998 a Schedule 13G or a Schedule 13D with respect to any of the Interests) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Interests; or (ii) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the Interests prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Interests constituting more than 2% of the outstanding Interests or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Interests; or (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Partnership or its assets; or

               (j) the General Partner determines that it is not in best interest of the Partnership to purchase Interests pursuant to the Offer;

which, in the sole judgment of the Offerors, in any such case and regardless of the circumstances (including any action of the Partnership or the Affiliate) giving rise to such event, makes it inadvisable to proceed with the Offer or with such purchase or payment. The foregoing conditions are for the sole benefit of the Partnership and the Affiliate and may be asserted by the Partnership or the Affiliate on their respective behalf regardless of the circumstances giving rise to any such condition (including any action or inaction by the Partnership or the Affiliate) or may be waived by the Partnership or the Affiliate in whole or in part. The Offerors' failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Partnership or the Affiliate concerning the events described in this Section 6, "Certain Conditions of the Offer" shall be final and binding on all parties. As of the date hereof, the Offerors believe that neither paragraph (a) nor paragraph (b) of this Section 6, "Certain Conditions of the Offer" will prohibit the consummation of the Offer.

        Section 7. Cash Distribution Policy. The Partnership commenced operations in August, 1984 and anticipated providing Limited Partners with 8% non-cumulative distributions. Distributions were suspended effective January 1, 1997. Although the Partnership is not obligated to make future cash distributions, it may do so in the future. Limited Partners that tender the Interests pursuant to the Offer will not be entitled to receive any cash distributions made, if any, after the Expiration Date, on any Interests which are tendered and accepted by the Offerors. There can be no assurance that the Partnership will make any distributions in the future to Limited Partners who continue to own Interests following completion of the Offer. See Section 10, "Certain Information About the Partnership."

        Section 8. Effects of the Offer. In addition to the effects of the Offer on tendering and non-tendering Limited Partners and upon the General Partner as set forth in the "Risk Factors" of this Offer to Purchase, the Offer will affect the Partnership in several other respects:

        The Partnership will use some or all of its existing cash reserves to purchase Interests. The use of the Partnership's cash reserve will have the effect of: (i) reducing the cash available to fund future needs and contingencies and (ii) reducing or eliminating the Partnership's present interest income earned on such cash reserves. Financial statements giving pro forma effect of the Offer, assuming the purchase by the Partnership of 600 Interests at $205 per Interest, are attached hereto as Appendix A.

        Upon completion of the Offer, the Offerors may consider purchasing any interests not purchased in the Offer. Any such purchases may be on the same terms as the terms of this Offer or on terms which are more favorable or less favorable to Limited Partners than the terms of this Offer. Rule 13e-4 promulgated under the Exchange Act prohibits the Offerors from purchasing any Interests, other than pursuant to the Offer, until at least ten (10) business days after the Expiration Date. Any possible future purchases by the Partnership will depend on many factors, including but not limited to, the market price of Interests, the results of the Offer, the Partnership's business and financial position and general economic market conditions.

        Section 9. Source and Amount of Funds. The total amount of funds required to complete this Offer is approximately $286,000 (including $246,000 to purchase 1,200 Interests plus approximately $40,000 for expenses related to administering the Offer). The Partnership expects to fund monies required to complete its purchases and to pay its portion of expenses (approximately $123,000 to purchase 600 Interests and approximately $20,000 for its proportionate share of expenses related to administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror) from its cash reserves. As of December 31, 1997 and September 30, 1998 the Partnership had unrestricted cash and cash equivalents equal to $276,145 and $268,841, respectively. If the Offer is oversubscribed and the Partnership, in its sole discretion, decides to purchase Interests in excess of 600 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

        The Affiliate expects to fund monies required to complete its purchases and to pay its portion of expenses (approximately $123,000 to purchase 600 Interests and approximately $20,000 for its proportionate share of expenses related to administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror) from cash contributions to be made to the Affiliate by its members. If the Offer is oversubscribed and the Affiliate, in its sole discretion, decides to purchase Interests in excess of 600 Interests, the Affiliate will fund these additional purchases and expenses, if any, from these cash contributions.

        Section 10.   Certain Information About the Partnership

        Certain Information About the Partnership. The Partnership was formed in
        ------------------------------------------
May 1983 under the laws of the Commonwealth of Kentucky. The general partner is NTS-Properties Associates IV, a Kentucky limited partnership. Except as otherwise provided in the Partnership Agreement, NTS-Properties Associates IV owns a one percent (1%) interest in the Partnership and the limited partners own, in the aggregate, a ninety-nine percent (99%) interest in the Partnership.

The Partnership owns the following properties and joint venture interests:

        o Commonwealth Business Center Phase I, a business center with approximately 57,000 net rentable ground floor square feet and approximately 24,000 net rentable mezzanine square feet in Louisville, Kentucky, constructed by the Partnership. The occupancy level at Commonwealth Business Center Phase I was 89% at September 30, 1998.

        o Plainview Point Office Center Phase I and II, an office center with approximately 56,000 net rentable square feet in Louisville, Kentucky, acquired complete by the Partnership. The occupancy level at Plainview Point Office Center Phase I and II was 67% at September 30, 1998.

        o The Willows of Plainview Phase I, a 118-unit luxury apartment complex in Louisville, Kentucky, constructed by the Partnership. The occupancy level at The Willows of Plainview Phase I was 93% at September 30, 1998.

        o A joint venture interest in The Willows of Plainview Phase II, a 144-unit luxury apartment complex in Louisville, Kentucky, constructed by the joint venture between the Partnership and NTS-Properties V, a Maryland limited partnership, an affiliate of the General Partner of the Partnership ("NTS-Properties V"). The Partnership's percentage interest in the joint venture was 10% at September 30, 1998. The occupancy level at The Willows of Plainview Phase II was 89% at September 30, 1998.

        o A joint venture interest in Golf Brook Apartments, a 195-unit luxury apartment complex in Orlando, Florida, constructed by the joint venture between the Partnership and NTS-Properties VI, a Maryland limited partnership, an affiliate of the General Partner of the Partnership, ("NTS-Properties VI"). The Partnership's percentage interest in the joint venture was 4% at September 30, 1998. The occupancy level at Golf Brook Apartments was 96% at September 30, 1998.

        o A joint venture interest in Plainview Point III Office Center, an office center with approximately 62,000 net rentable square feet in Louisville, Kentucky, constructed by the joint venture between the Partnership and NTS-Properties VI. The

               Partnership's percentage interest in the joint venture was 5% at September 30, 1998. The occupancy level at Plainview Point III Office Center was 100% at September 30, 1998.

      o A joint venture interest in Blankenbaker Business Center 1A, a business center with approximately 50,000 net rentable ground floor square feet and approximately 50,000 net rentable mezzanine square feet located in Louisville, Kentucky, acquired complete by a joint venture between NTS-Properties Plus Ltd. and NTS-Properties VII, Ltd., affiliates of the General Partner of the Partnership. The Partnership's percentage interest in the joint venture was 30% at September 30, 1998. The occupancy level at Blankenbaker Business Center 1A was 100% at September 30, 1998.

        o A joint venture interest in the Lakeshore/University II Joint Venture ("L/U II Joint Venture"). The L/U II Joint Venture was formed on January 23, 1995 among the Partnership and NTS-Properties V, NTS-Properties Plus Ltd. and NTS/Fort Lauderdale, Ltd., affiliates of the General Partner of the Partnership. The Partnership's percentage interest in the joint venture was 18% at September 30, 1998.


               A description of the properties owned by the L/U II Joint Venture appears below:

                      --     Lakeshore  Business  Center  Phase  I - a  business
                             center with approximately 103,000 net rentable square feet located in Fort Lauderdale, Florida, acquired complete by the joint venture. The occupancy level of Lakeshore Business Center Phase I was 94% at September 30, 1998.

                      -- Lakeshore Business Center Phase II - a business center with approximately 97,000 net rentable square feet located in Fort Lauderdale, Florida, acquired complete by the joint venture. The occupancy level of Lakeshore Business Center Phase II was 82% at September 30, 1998.

                      --     Lakeshore  Business Center Phase III- approximately
                             3.77 acres of undeveloped land adjacent to the Lakeshore Business Center development, which is zoned for commercial development. The L/U II Joint Venture intends to build and develop a 40,000 square foot office service building on this property.

        The Partnership has a fee title interest in each of the properties that it owns. The joint ventures in which the Partnership is a partner have fee title interests in each of the properties that they own. In the opinion of the Partnership's management, the properties are adequately covered by insurance.

        On October 6, 1998, the L/U II Joint Venture sold University II to Silver Cities, an affiliate of Full Sail, a tenant of the L/U II Joint Venture, for $8,975,000 (of which $1,615,500, or 18%, is anticipated to be attributable to the Partnership). As of September 30, 1998, the carrying value of University II on the balance sheet of the Partnership was approximately $842,892. The Partnership estimates that the sale of University II will create recognizable taxable capital gain and ordinary income to the Partnership for 1998. The recognizable capital gain taxable to Limited Partners as a result of the sale of University II is preliminarily estimated to be $21.64 per Interest; recognizable ordinary income taxable to Limited Partners as a result of the sale of University II is preliminarily estimated to be $5.04 per Interest. These preliminary estimates are subject to change.

        Simultaneous to the closing of University II, the L/U II Joint Venture paid in full outstanding debt (including interest and pre-payment penalties) on University II in the amount of approximately $5,835,047.

        Full Sail previously occupied 83% of the net rentable area of University
II. As of September 30, 1998, University II contributed approximately 4.96% of the Partnership's operating revenues. The Partnership has been informed that the L/U II Joint Venture intends to use the proceeds of the sale of University II to develop Lakeshore Business Center Phase III, a 3.77 acres parcel of vacant land owned by the L/U II Joint Venture. The L/U II Joint Venture plans to build a 40,000 square foot office service building on this property. The cost of development of Lakeshore Business Center Phase III has not yet been determined. See Section 11, "Certain Federal Income Tax Consequences."

        As of September 30, 1998, the Partnership had a commitment for approximately $30,000 of tenant finish improvements at Plainview Point Office Center Phases I and II. The commitment is the result of an expansion of approximately 6,400 square feet by a current tenant. The tenant is expected to take occupancy of the expansion space during the first quarter of 1999.

        As of September 30, 1998, Lakeshore Business Center Phase I had a commitment for approximately $98,000 of tenant finish improvements resulting from a 3,049 square foot expansion of a current tenant. The Partnership's proportionate share of the commitment is approximately $18,000 or 18%. The project is expected to be completed during the first quarter of 1999.

        The source of funds for the commitments at Plainview Point Office Center Phases I and II and Lakeshore Business Center Phase I is expected to be cash flow from operations and/or cash reserves.

        The Partnership also anticipates a demand on future liquidity as a result of a planned renovation of the community's clubhouse at The Willows of Plainview. At this time, the cost and extent of the renovation has not been determined. The cost of the common clubhouse renovation will be shared proportionately by Phase I and II of The Willows of Plainview. The source of funds for this project will be cash flow from operations and/or cash reserves.

        Section 11.   Certain Federal Income Tax Consequences.

        Certain Federal Income Tax Consequences of the Offer. The following is a
        -----------------------------------------------------
general summary under currently applicable law of certain federal income tax considerations generally applicable to the sale of Interests pursuant to the Offer. The following summary is for general information only, and the tax treatment described herein may vary depending upon each Limited Partner's particular situation. Certain Limited Partners (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions or broker/dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. In addition, the summary does not address the federal income tax consequences to all categories of Interest holders, nor does it address the federal income tax consequences to persons who do not hold the Interests as "capital assets," as defined by the Internal Revenue Code of 1986, as amended (the "Code"). No ruling from the Internal Revenue Service ("IRS") will be sought with respect to the federal income tax consequences discussed herein; thus, there can be no assurance that the IRS will agree with the conclusions stated herein. Limited Partners are urged to consult their own tax advisors as to the particular tax consequences of a tender of their Interests pursuant to the Offer, including the applicability and effect of any state, local, foreign or other tax laws, any recent changes in applicable tax laws and any proposed legislation. The following information is intended as a general statement of certain tax considerations, and Limited Partners should not construe this as legal or tax advice.

        Sale of  Interests  Pursuant  to the  Offer.  The  receipt  of cash  for
        --------------------------------------------
Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. The purchase of Interests pursuant to the Offer will be deemed a sale of the Interests by the tendering Limited Partner. The payment for a Limited Partner's Interests may be in complete liquidation of that portion of the Limited Partner's ownership in the Partnership represented by the purchased Interests. The recipient of such payments is taxable to the extent of any gain or loss recognized in connection with such sale. In general, and subject to the recapture rules of the Code Section 751 discussed below, a holder will recognize capital gain or loss at the time his or her Interests are purchased by the Partnership to the extent that the money distributed to him or her exceeds his or her adjusted basis in the purchased Interests. Upon a sale of an Interest pursuant to the Offer, a Limited Partner will be deemed to have received money in the form of any cash payments to him or her and to the extent he or she is relieved from his or her proportionate share of liabilities, if any, to which the Partnership's assets are subject. A Limited Partner will thus be required to recognize gain upon the sale of his or her Interests if the amount of cash he or she received, plus the amount he or she is deemed to have received as a result of being relieved of his or her proportionate share of Partnership nonrecourse liabilities (if any), exceeds the adjusted basis of the Limited Partner in the purchased Interests. The income taxes payable upon the sale must be determined by each Limited Partner on the basis of his or her own financial interests.

        The adjusted basis of a Limited Partner's Interests is calculated by taking his or her initial basis and making certain additions and subtractions thereto. A Limited Partner's initial basis is the amount paid for each Interest $1,000 per Interest for those who purchased in the initial offering), increased by a Limited Partner's proportionate share of nonrecourse liabilities, if any, to which the Partnership's assets are subject and by the share of Partnership taxable income, capital gains and other income items allocated to the Interest. There was nonrecourse debt attributed to the Interests in the approximate amount of $10,378,291 as of September 30, 1998 (this amount was subsequently decreased by approximately $930,393 as a result of repayments of debt in connection with the sales of University II). Basis is reduced by cash distributions and by the share of Partnership losses allocated to the Interest.

        A selling Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for 1998 with respect to the Interests sold in accordance with the provisions of the Partnership Agreement concerning transfers of Interests. Such allocation will affect the Limited Partner's adjusted tax basis in his or her Interests and, therefore, the amount of the Limited Partner's taxable gain or loss upon a sale of Interests pursuant to this Offer. For individuals, trusts and estates the income allocated will be treated as ordinary income which could be taxed at a rate as high as 39.6% for federal income tax purposes, while the corresponding reduction in taxable gain upon the sale of the Interests will result in tax savings of no more than 28% of the reduction in taxable gain. The Partnership's net income for the nine month period ended September 30, 1998 was $13,108.

        In determining the tax consequences of accepting the Offer, the Partnership's payments for Interests will be deemed to be equal to the $205 cash payment per Interest plus a pro rata share of the Partnership's nonrecourse debt (together, the "Selling Price"). The taxable gain (or loss) to be incurred as a consequence of accepting the Offer is determined by subtracting the Selling Price from the adjusted basis of the purchased Interest.

        Each Limited Partner must determine his or her own adjusted tax basis because it will vary depending upon when the Limited Partner purchased the Interests and the amount of distributions received for each Interest, which varies depending upon the date on which the Limited Partner was admitted to the Partnership.

        A taxable gain, if any, on the disposition of Interests must be allocated between ordinary income and long term capital gain. Long term capital gain or loss will be realized on such sale by a Limited Partner if: (1) he or she is not a "dealer" in securities; (2) he or she has held the Interests for longer than twelve (12) months; and (3) the Partnership has no Section 751 assets. To the extent that a portion of the gain realized on the sale of an Interest is attributable to Section 751 assets (i.e., "unrealized receivables" and "inventory items of the Partnership which have appreciated substantially in value") a Limited Partner will recognize ordinary income, and not a capital gain, upon the sale of the Interest. For purposes of Code Section 751, certain depreciation deductions claimed by the Partnership (recapturable cost recovery allowance) are treated as if they were an "unrealized receivable." Thus, gain, if any, recognized by a Limited Partner who sells an Interest will be ordinary income in an amount not to exceed his or her share of the Partnership's recapturable cost recovery allowance. Furthermore, if the Partnership were deemed to be a "dealer" in real estate for federal income tax purposes, the property held by the Partnership might be treated as "inventory items of the Partnership which have appreciated substantially in value" for purposes of Code
Section 751 and a Limited Partner tendering his or her Interest would recognize ordinary income, in an amount equal to his or her share of the appreciation in value of the Partnership's real estate inventory. The General Partner does not believe it has operated the Partnership's business in a manner as to make the Partnership a "dealer" for tax purposes.

        For taxable Limited Partners the amount of recapturable cost recovery allowance per Interest purchased by a Limited Partner in the original offering is estimated to be $133.18 as of September 30, 1998, subject to further adjustment for tax exempt use property rules. Therefore, a maximum of $133.18 of the taxable gain per Interest will be considered to be ordinary income with the balance of the taxable gain considered to be capital gain for federal income tax purposes for the Limited Partners who hold their Interests as capital assets. Ordinary income recognized in 1998 is taxed at a stated maximum rate of 39.6% for federal income tax purposes. Net capital gains are taxed for federal income tax purposes at a stated maximum rate of 20% for Interests held at least twelve
(12) months. The tax rates may actually be somewhat higher, depending on the taxpayer's personal exemptions and amount of adjusted gross income. A taxable loss, if any, on the disposition of Interests will be recognized as a capital loss for federal income tax purposes for Limited Partners who hold their Interests as capital assets.

        The Partnership estimates that the sale of University II will create recognizable taxable capital gain and ordinary income to the Partnership for 1998. The recognizable capital gain taxable to Limited Partners as a result of the sale of University II is estimated to be approximately $22 per Interest. Recognizable ordinary income taxable to Limited Partners as a result of the sale of University II is estimated to be $5 per Interest. From the date the Partnership was formed through December 31, 1997, the Partnership has incurred cumulative losses of approximately $84 per Interest. Through September 30, 1998, the Partnership has incurred aggregate losses, after taking into account the estimated gain on the sale of University II, of approximately $62 per Interest. All of the above estimates are subject to change. Each Limited Partner's cumulative taxable income or loss in an Interest will vary based on his or her period of ownership. Each Limited Partner is encouraged to consult with his or her individual tax advisor regarding whether he or she has losses which can be used to offset taxable income resulting from the sale of University II.

        Tax exempt Limited Partners subject to unrelated business taxable income
(UBTI) should consult their tax advisor to determine what amount, if any, of the above recapturable cost recovery allowance should be reported as UBTI.

        Foreign Limited Partners.  Gain realized by a foreign Limited Partner on
        -------------------------
a sale of Interests pursuant to this Offer will be subject to federal income tax. Under Code Section 1445 and related regulations, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Partnership or the Affiliate, as the case may be, will withhold 10% of the amount realized by a tendering foreign Limited Partner. Amounts withheld would be creditable against a foreign Limited Partner's federal income tax liability, and if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return.

        To prevent back-up federal income tax withholding equal to 31% of the payments made pursuant to the Offer, each Limited Partner (except a foreign Limited Partner) who does not otherwise establish an exemption from such withholding must notify the Partnership of the Limited Partner's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 to the Partnership. (For each Limited Partner's convenience, a Substitute Form W-9 is enclosed herein). Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. Foreign Limited Partners are subject to other requirements.

        Retirement Plan Investors.  Qualified pension,  profit sharing and stock
        ---------------------------
bonus plans and IRA's (collectively "Qualified Plans") are generally exempt from taxation except to the extent that their UBTI, determined in accordance with Code Sections 511-514, exceeds $1,000 in any taxable year. Code Section 512(b)(5) provides generally that UBTI does not include gains or losses from the disposition of property other than inventory or property held primarily for sale to customers in the ordinary course of business. However, Treasury Regulation 1.1245-6(b) provides that Code Section 1245 overrides the nonrecognition provisions of subtitle A of the Code, including Code Section 512(b)(5), if applicable; furthermore Code Section 12(b)(4) provides that notwithstanding Code
Section 512(b)(5), a portion of the gain from the sale of "debt-financed property" (as defined in Section 514) may be treated as UBTI. Because a portion of the Partnership's assets are "debt financed," a portion of the gain, if any, recognized by a Qualified Plan on the sale of an interest may be UBTI. If a Qualified Plan is not a "dealer" in securities, the remaining portion of any gain from the sale of Interests will not be UBTI unless the Partnership is deemed to be a "dealer" in real estate. The General Partner does not believe the Partnership's business has been operated in such a manner as to make it a dealer, but there is no assurance that the IRS may not contend that the Partnership is a dealer. If the Partnership obtains financing to purchase Interests, the IRS may contend that each nonredeeming Limited Partner has acquired an interest in debt-financed property, in addition to the current debt-financed property of the Partnership. See Section 9, "Source and Amount of Funds."

        Section 12. Transactions and Arrangements Concerning Interests. Based upon the Partnership's and Affiliate's records and information provided to the Partnership by the General Partner and affiliates of the General Partner, neither the Partnership, General Partner, the Affiliate nor, to the best of the Partnership's knowledge, any controlling person of the Partnership, the General Partner, or the Affiliate, has effected any transactions in the Interests during the forty (40) business days prior to the date hereof, except as set forth below:

               On  September  10,  1998,   Ocean  Ridge  purchased  one  hundred
        sixty-one (161) Interests at a price equal to $205 per Interest from third parties.

               On  September  28,  1998,   Ocean  Ridge  purchased  two  hundred
        eighty-one (281) Interests at a price equal to $205 per Interest from third parties.

        Section 13. Extensions of Tender Period; Terminations; Amendments. The Partnership has, or, if the Offer is oversubscribed, each Offeror has, the right at any time and from time to time, to extend the period of time during which the Offer is open by giving written notice of the extension to each Limited Partner. If there is any extension, all Interests previously tendered and not purchased or withdrawn will remain subject to the Offer and may be purchased by the Offerors, except to the extent that such Interests may be withdrawn as set forth in Section 4, "Withdrawal Rights."

        If the Offer is oversubscribed, each Offeror has the right to purchase additional Interests. If either Offeror decides, in its sole discretion, to increase the amount of Interests being sought and, at the time that the notice of such increase is first published, sent or given to holders of Interests, the

Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of ten (10) business days.

        For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Standard Time. The Offerors have the right:
(i) to terminate the Offer and not to purchase or pay for any Interests not previously purchased or paid for upon the occurrence of any of the conditions specified in Section 6, "Certain Conditions of the Offer," by giving written notice of such termination to the Limited Partners and making a public announcement thereof; or (ii) at any time and from time to time, to amend the Offer in any respect. All extensions, delays in payment or amendments will be followed by public announcements thereof, such announcements in the case of an extension to be issued no later than 9:00 a.m. Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Offerors may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) under the Exchange Act), the Offerors have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

        Section 14. Fees and Expenses. The Offerors will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Interests pursuant to the Offer. The Offerors will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding the Offer to their customers.

        Section 15.   Address; Miscellaneous.

        Address.  All executed copies of the Letter of  Transmittal,  Substitute
        --------
Form W-9 and the Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) must be sent via mail or overnight courier service to the address set forth below. Manually signed facsimile copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal, Substitute Form W-9 and Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) should be sent or delivered by each Limited Partner or such Limited Partner's broker, dealer, commercial bank, trust company or other nominee as follows:

By Mail, Hand Delivery or Overnight Mail/Express:
NTS Investor Services
c/o Gemisys
7103 S. Revere Parkway
Englewood, CO 80112

        Any questions, requests for assistance, or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer also may be directed to NTS Investor Services c/o Gemisys at the above-listed address or at: (800)387-7454 or by facsimile at:
(303) 705- 6151.

        Miscellaneous.  The  Offer is not being  made to,  nor will  tenders  be
        --------------
accepted from, Limited Partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. Neither Offeror is aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. The Offerors reserve the right to exclude Limited Partners in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Offerors believe such exclusion is permissible under applicable laws and regulations, provided the Offerors make a good faith effort to comply with any state law deemed applicable to the Offer.

        The Offerors have filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Securities and Exchange Commission ("Commission") which includes certain information relating to the Offer summarized herein. A copy of this statement may be obtained from the Partnership by contacting NTS Investor Services c/o Gemisys at the address and phone number set forth in this Section 15, "Address; Miscellaneous" or from the public reference office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports electronically filed by the Partnership with the Commission.

                                            NTS-Properties IV., Ltd.

November 20, 1998

                                   Appendix A

                  The Partnership's Financial Statements Giving
                          Pro Forma Effect of the Offer


        The following unaudited pro forma balance sheet and income statement of the Partnership are presented to give effect of the Offer as if it was fully subscribed and completed before September 30, 1998 and December 31, 1997 and to give effect to the sale of University Business Center Phase II ("University") by the Joint Venture as if the sale of University II had occurred before September 30, 1998 and December 31, 1997. Each pro forma statement contains certain financial information extracted or derived from the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and its Annual Report on Form 10-K for the fiscal year ended December 31, 1997, respectively, as well as pro forma adjustments and pro forma financial statements reflecting the sale of University II and giving effect to the Offer as if it was fully subscribed. The Quarterly and Annual Reports contain more comprehensive financial information than the information contained herein and were filed with the Securities and Exchange Commission ("Commission") pursuant to the Securities Exchange Act of 1934. The information extracted from the Quarterly and Annual
Reports is qualified in its entirety by reference to the reports and the financial statements (including the notes) contained in the reports. The information presented in these pro forma financial statements is based on certain assumptions made by the Partnership in its good faith judgment, such as, the amount of expenses it will incur in administering the Offer. These unaudited pro forma statements are not necessarily indicative of what the Partnership's actual financial condition would have been for the quarter ended September 30, 1998 and the year ended December 31, 1997, nor do they purport to represent the future financial position of the Partnership.

                                       NTS-PROPERTIES IV
                                       -----------------

                                        BALANCE SHEETS
                                        --------------

                                                                Proforma                                     Proforma
                                                   Actual     Adjustments(a)   Proforma        Actual     Adjustments(a)   Proforma
                                                   As of       University     After Univ.       As of       University   After Univ.
                                                September 30,   Sale and       Sale and      December 31,    Sale and     Sale and
                                                    1998         Tender         Tender          1997         Tender         Tender
                                                    ----         ------         ------          ----         ------         ------
ASSETS
------
Cash and equivalent                             $    268,841   $   (123,347)  $   145,494  $    276,145   $   (122,748)  $   153,397
Cash and equivalents - restricted                    219,084             --       219,084       108,724             --       108,724
Investment securities                                357,382             --       357,382       422,336             --       422,336
Accounts receivable                                  183,956         (3,800)      180,156       243,134         (8,339)      234,795
Land, buildings and amenities, net                12,623,280     (1,295,984)   11,327,296    13,023,781     (1,344,378)   11,679,403
Asset held for sale                                  297,251             --       297,251       297,251             --       297,251
Other assets                                         372,054         (8,767)      363,287       440,937        (11,695)      429,242
                                                ------------   ------------   -----------  ------------   ------------   -----------

                                                $ 14,321,848   $ (1,431,898)  $12,889,950  $ 14,812,308   $ (1,487,160)  $13,325,148
                                                ============   ============   ===========  ============   ============   ===========

LIABILITIES AND PARTNERS' EQUITY
                                                                                                                         -----------

Mortgages and note payable                      $ 10,201,039   $   (915,504)  $ 9,285,535  $ 10,706,802   $   (959,282)  $ 9,747,520
Accounts payable - operations                        105,745            (82)      105,663       113,724         (8,491)      105,233
Accounts payable - construction                       82,819             --        82,819         8,694             --         8,694
Security deposits                                     81,080         (4,674)       76,406        83,390             --        83,390
Other liabilities                                    246,349         (4,247)      242,102        65,473         (6,388)       59,085
                                                ------------   ------------   -----------  ------------   ------------   -----------

                                                  10,717,032       (924,507)    9,792,525    10,978,083       (974,161)   10,003,922

Commitments and Contingencies

Partners' equity                                   3,604,816       (507,391)    3,097,425     3,834,225       (512,999)    3,321,226
                                                ------------   ------------   -----------  ------------   ------------   -----------

                                                $ 14,321,848   $ (1,431,898)  $12,889,950  $ 14,812,308   $ (1,487,160)  $13,325,148
                                                ============   ============   ===========  ============   ============   ===========

(a) Proforma adjustments include the assets, liabilities and Partners' equity for the University Business Center Phase II. These adjustments are based on the assumption that the University Business Center Phase
         II was sold on September 30,1998 and December 31, 1997, respectively.

                                NTS-PROPERTIES IV
                                -----------------

                             STATEMENT OF OPERATIONS
                             -----------------------
                                                                                 Nine Months         Proforma
                                                                                    Ended         Adjustments(a)        Proforma
                                                                                 September 30,      University      After University
                                                                                    1998          Sale and Tender    Sale and Tender
                                                                                    ----          ---------------    ---------------
REVENUES:
 Rental income                                                                    $ 2,719,620        $  (136,320)       $ 2,583,300
 Interest and other income                                                             35,206               (349)            34,857
                                                                                  -----------        -----------        -----------
                                                                                                                          2,754,826
                                                                                                                          2,618,157

EXPENSES:
  Operating expenses                                                                  605,873            (13,273)           592,600
  Operating expenses -
  affiliated                                                                          347,189             (9,732)           337,457
 Write-off of unamortized land
  improvements and amenities                                                           11,333                (30)            11,303
  Amortization of capitalized
  leasing costs                                                                        11,187                 --             11,187
  Interest expense                                                                    621,815            (57,105)           564,710
  Management fees                                                                     157,823             (8,496)           149,327
  Real estate taxes                                                                   161,237            (14,292)           146,945
  Professional and administrative
  expenses                                                                             79,131                 --             79,131
  Professional and administrative
  expenses - affiliated                                                               119,816                 --            119,816
  Depreciation and amortization                                                       626,314            (49,232)           577,082
                                                                                  -----------        -----------        -----------

                                                                                    2,741,718           (152,160)         2,589,558
                                                                                  -----------        -----------        -----------

Income before tender offer cost                                                        13,108             15,491             28,599
Tender offer cost                                                                          --            (39,793)           (39,793)
                                                                                  -----------        -----------        -----------
Net income (loss)                                                                 $    13,108        $   (24,302)       $   (11,194)
                                                                                  ===========        ===========        ===========

Net income (loss) allocated to
 the limited partners:
 Income before tender
  offer cost                                                                      $    12,977        $    15,336        $    28,313
 Tender offer cost                                                                         --            (39,395)           (39,395)
 Net income (loss)                                                                $    12,977        $   (24,059)       $   (11,082)
                                                                                  ===========        ===========        ===========
Net income (loss) per limited partnership unit:
 Income before tender offer cost                                                  $       .50        $       .61        $      1.11
 Tender offer cost                                                                         --              (1.54)             (1.54)
                                                                                  -----------        -----------        -----------
 Net income (loss)                                                                $       .50        $      (.93)       $      (.43)
                                                                                  ===========        ===========        ===========
Weighted average number of
 limited partnership units                                                             26,123                                25,523
                                                                                  ===========                           ===========

(a) Proforma  adjustments  include the revenues and expenses for the  University
    Business Center Phase II. These adjustments are based on the assumption that the University Business Center Phase II was sold on September 30, 1998.



                                NTS-PROPERTIES IV
                                -----------------

                             STATEMENT OF OPERATIONS
                             -----------------------




                                                                                                       Proforma
                                                                                       Year Ended    Adjustments(b)     Proforma
                                                                                       December 31,   University    After University
                                                                                          1997      Sale and Tender  Sale and Tender
                                                                                          ----      ---------------  ---------------
REVENUES:
 Rental income                                                                            $ 3,616,883    $  (148,254)   $ 3,468,629
 Interest and other income                                                                     91,714           (283)        91,431
                                                                                          -----------    -----------    -----------

                                                                                            3,708,597       (148,537)     3,560,060

EXPENSES:
 Operating expenses                                                                           813,091        (29,517)       783,574
 Operating expenses -
  affiliated                                                                                  398,950        (14,902)       384,048
Amortization of capitalized
  leasing costs                                                                                20,951             --         20,951
 Interest expense                                                                             855,488        (79,997)       775,491
 Management fees                                                                              208,837        (11,638)       197,199
 Real estate taxes                                                                            224,345        (19,142)       205,203
 Professional and administrative
  expenses                                                                                    102,345             --        102,345
 Professional and administrative
  expenses - affiliated                                                                       150,715             --        150,715
  Depreciation and amortization                                                               905,921       (100,819)       805,102
                                                                                          -----------    -----------    -----------

                                                                                            3,680,643       (256,015)     3,424,628
                                                                                          -----------    -----------    -----------

Income before extraordinary item                                                               27,954        107,478        135,432
Extraordinary item - write off
 of unamortized loan costs                                                                    (77,004)            --        (77,004)
                                                                                          -----------    -----------    -----------
Income (loss) before tender
 offer cost                                                                                   (49,050)       107,478         58,428
Tender offer cost                                                                                  --        (39,793)       (39,793)
                                                                                          -----------    -----------    -----------
Net income (loss)                                                                         $   (49,050)   $    67,685    $    18,635
                                                                                          ===========    ===========    ===========

Net income (loss) allocated to the limited partners:
 Income before extraordinary item                                                         $    27,674    $   106,403    $   134,077
 Extraordinary item                                                                           (76,234)            --        (76,234)
                                                                                          -----------    -----------    -----------
 Income (loss) before tender
  offer cost                                                                                  (48,560)       106,403         57,843
 Tender offer cost                                                                                 --        (39,395)       (39,395)
                                                                                          -----------    -----------    -----------
 Net income (loss)                                                                        $   (48,560)   $    67,008    $    18,448
                                                                                          ===========    ===========    ===========
Net income (loss) per limited partnership unit:
 Income before extraordinary item                                                         $      1.04    $      4.10    $      5.14
 Extraordinary item                                                                             (2.85)         (0.07)         (2.92)
                                                                                          -----------    -----------    -----------
 Income (loss) before tender
  offer cost                                                                                    (1.81)          4.03           2.22
 Tender offer cost                                                                                 --          (1.51)         (1.51)
                                                                                          -----------    -----------    -----------
 Net income (loss)                                                                        $     (1.81)   $      2.52    $       .71
                                                                                          ===========    ===========    ===========

Weighted average number of
 limited partnership units                                                                     26,708                        26,108
                                                                                          ===========                   ===========
(b) Proforma adjustments include the revenues and expenses for the University
    Business Center Phase II. These adjustments are based on the assumption that the University Business Center Phase II was sold on December 31, 1997

                                                                 Exhibit (a)(2)









                          Form of Letter of Transmittal

                              LETTER OF TRANSMITTAL

                           Regarding the Interests in

                           NTS - PROPERTIES IV., LTD.

       Tendered Pursuant to the Offer to Purchase Dated November 20, 1998

       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF
       TRANSMITTAL MUST BE RECEIVED BY THE PARTNERSHIP BY, 12:00 MIDNIGHT
               EASTERN STANDARD TIME, ON FRIDAY, FEBRUARY 19, 1999
                            (THE "EXPIRATION DATE"),
                    UNLESS THE OFFER IS EXTENDED BY OFFERORS.


[Investor Name]                                    If applicable:

[Address]                                          [Custodian]

[City, State, Zip]                                 [Address]

[Tax I.D. #]                                       [City, State, Zip]

[# of Interests]                                   [Account #]



        I am a Limited Partner of NTS-Properties IV., Ltd. I hereby tender my limited partnership interests or portion thereof, as described and specified below, to the Offerors, NTS-Properties IV., Ltd. (the "Partnership"), and the Partnership's affiliate, ORIG, LLC, (the "Affiliate" and the Partnership are each an "Offeror" and collectively the "Offerors") upon the terms and conditions set forth in the Offer to Purchase, dated November 20, 1998 (collectively, the "Offer to Purchase" and "Letter of Transmittal" constitute the "Offer").

        THIS LETTER OF TRANSMITTAL IS SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE OFFERORS TO REJECT ANY AND ALL TENDERS DETERMINED BY THEM, IN THEIR SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

        I hereby represent and warrant that I have full authority to sell my interests, or portion thereof, to the Offerors, and that the Offerors will acquire good title, free and clear of any adverse claim. Upon request, I will execute and deliver any additional documents necessary to complete the sale of my interests in accordance with the terms of the Offer. In the event of my death or incapacity, all authority and obligation shall be placed with my heirs, personal representatives and successors.

        I hereby  appoint  NTS-Properties  Associates  IV (without  posting of a bond) as the attorney-in-fact of me with respect to my interests, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to: (1) transfer ownership of my interests on the Partnership's books to the respective Offeror, (2) change the address of record of my interests prior to or after completion of the transfer, (3) execute and deliver lost certificate indemnities and all other transfer documents, (4) direct any custodian or trustee holding record title to the interests to do what is necessary, including the execution and delivery of a copy of this Letter of Transmittal, and (5) upon payment by the respective Offeror of the purchase price, to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of my interests hereby tendered.

                                                                          (Over)

                        INSTRUCTIONS TO TENDER INTERESTS

     Please complete the following steps to tender your interests:

o    Complete Part 1. by inserting the number of interests you wish to tender.

o    Complete Part 2. by providing your telephone number(s).

o Complete Part 3. by providing the appropriate signature(s). (Note: if your account is held by a Trustee or Custodian, sign below and forward this form to the Trustee or Custodian at the address noted on the first page of this Letter of Transmittal to complete the remaining steps). All signatures must be otarized by a Notary Public.

o Return your original Certificate(s) of Ownership for the interests with this form. If you are unable to locate your Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.

PART 1.  NUMBER OF INTERESTS IN THE PARTNERSHIP TO BE TENDERED:

[ ] I tender my entire interest in the Partnership, being _______ interests for a price of $205.00 per interest.

[ ] I tender only a portion of my interest in the Partnership, being ______ interests for a price of $205.00 per interest.

PART 2.  TELEPHONE NUMBER(S).

My telephone numbers are:(___) _________ [Daytime] and (___) _________ [Evening]


PART 3.  SIGNATURE(S).

FOR INDIVIDUALS/JOINT OWNERS:


  --------------------------------            --------------------------------
  Print Name of Limited Partner               Print Name of Joint Owner

  --------------------------------            --------------------------------
  Signature of Limited Partner                Signature of Joint Owner


  Sworn to me this ___ day of                 Sworn to me this ___ day of
  _____________, 199__.                       ____________, 199__.


  --------------------------------            --------------------------------
  Notary Public                               Notary Public


FOR CUSTODIAL/TRUSTEE/IRA ACCOUNTS:


  --------------------------------            --------------------------------
  Print Name of Signatory                     Signature

                                              Sworn to me this ___ day of
                                              ____________, 199__.


  --------------------------------            --------------------------------
  Title of Signatory                          Notary Public


Return or Deliver: (1) this Letter of Transmittal; (2) your original Certificate(s) of Ownership for the interests, or if you are unable to locate your Certificate(s) of Ownership, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership; and (3) the Substitute Form W-9 on or before the Expiration Date to:

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112
                For additional information, call: (800) 387-7454.

                                                                  Exhibit (a)(3)









                 Form of Affidavit and Indemnification Agreement
                     for Missing Certificate(s) of Ownership

                     AFFIDAVIT AND INDEMNIFICATION AGREEMENT
                     FOR MISSING CERTIFICATE(S) OF OWNERSHIP



State of _____________

County of ____________

_____________________________________
_____________________________________
_____________________________________
_____________________________________ (The "Investor")

being duly sworn, deposes and says:

1. The Investor is of legal age and is the true and lawful, present and sole, record and beneficial owner of _________ (insert number of interests) limited partnership interests (the "Interests") of NTS-Properties IV., Ltd., (the "Partnership"). The Interests were represented by the following Certificate(s) of Ownership (the "Certificate(s)") issued to the Investor:

Certificate(s) No.           Number of Interests                Date Issued
------------------           -------------------                -----------




The Certificate(s) was (were) lost, stolen, destroyed or misplaced under the following circumstances:
________________________________________________________________________________
________________________________________________________________________________
____________________________________________________ and
after diligent search, the Certificate(s) could not be found.

2. Neither the Certificate(s) nor any interest therein has at any time been sold, assigned, endorsed, transferred, pledged, deposited under any agreement or other disposed of, whether or not for value, by or on behalf of the investor. Neither the investor nor anyone acting on the Investor's behalf has at any time signed any power of attorney, any stock power or other authorization with respect to the Certificate(s) and no person or entity of any type other than the Investor has or has asserted any right, title, claim or interest in or to the Certificate(s) or to the Interests represented thereby.

3. The Investor hereby requests, and this Affidavit and Indemnification Agreement is made and given in order to induce the Partnership, (i) to refuse to recognize any person other than the Investor as the owner of the Certificate(s) and to refuse to make any payment, transfer, registration, delivery or exchange called for by the Certificate(s) to any person other than the Investor and to refuse the Certificates or to make the payment, transfer, registration, delivery or exchange called for by the Certificate(s) without the surrender thereof or cancellation.

4. If the Investor or the representative or the assigns of the Investor should find or recover the Certificate(s), the Investor will immediately surrender and deliver the same to the Partnership for cancellation without requiring any consideration thereof.

                                                                         (Over)

5. The Investor agrees in consideration of the issuance to the Investor of a new certificate in substitution for the Certificate(s), to indemnify and hold harmless the Partnership, each general partner of the Partnership, each affiliate of the Partnership and any person, firm or corporation now or hereafter acting as the transfer agent, registrar, trustee, depositary, redemption, fiscal or paying agent of the Partnership, or in any other capacity and their respective successors and assigns, from and against any and all liabilities, losses, damages, costs and expenses of every nature (including reasonable attorney's fees) in connection with, or arising out of, said lost, stolen, destroyed or mislaid Certificate(s) without the surrender thereof and, whether or not: (a) based upon or arising out of the honoring of, or refusing to honor, the Certificate(s) when presented to anyone, (b) or based upon or arising from inadvertence, accident, oversight or neglect on the part of the Partnership, its affiliates or any general Partner of the Partnership, agents, clerk, or employee of the Partnership or any general partner of the Partnership and/or the omission or failure to inquire into contest or litigate the right of any applicant to receive payment, credit, transfer, registration, exchange or delivery in respect of the Certificate(s) and/or the new instrument or instruments issued in lieu thereof, (c) and/or based upon or arising out of any determination which the Partnership, its affiliates or any general partner thereof may in fact makes as to the merits of any such claim, right, or title,
(d) and/or based upon or arising out of any fraud negligence on the part of the Investor in connection with reporting the loss of the Certificate(s) and the issuance of new instrument or instruments in lieu thereof, (e) and/or based upon or arising out of any other matter or thing whatsoever it may be.

6. The Investor agrees that all notices, requests, demands and other communications under this Affidavit and Indemnification Agreement shall be in writing and shall be mailed to the party to whom notice is to be given by certified or registered mail, postage prepaid; if intended for the Partnership shall be addressed to Gemisys, 7103 S. Revere Pkwy., Englewood, CO 80112 Attn:
NTS Investor Services, or such other address as the Partnership shall have given notice to the Investor at the address set forth at the end of this Affidavit and Indemnification Agreement or at such other address as the Investor shall have given prior notice to the Partnership in a manner herein provided.


7. No waiver shall be deemed to be made by the Partnership or its affiliates of any of its rights hereunder unless the same shall be in writing, and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the Partnership or its affiliates or the obligations of the Investor in any other respect at any other time.

8. The provisions of this Affidavit and Indemnification Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Partnership and its affiliates and the Investor.

9. This Affidavit and Indemnification Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky.


                                 -----------------------------------------------
                                 Investor Signature (Please sign exactly as name appears on certificate)


                                 -----------------------------------------------
                                 Investor Signature (if held jointly)


Sworn to me this ___ day         -----------------------------------------------
of ______________, 199__.        Name


-----------------------------    -----------------------------------------------
Notary Public                    Address


My commission expires: __/__/__  -----------------------------------------------

                                                                  Exhibit (a)(4)









                       Form of Letter to Limited Partners

                                [NTS letterhead]



To our Limited Partners:

     Enclosed for your consideration is an Offer to Purchase your limited partnership interests. Please read all of the enclosed material carefully before deciding to tender your interests. Your attention is invited to the following:

o       The purchase price per interest is $205.00.

o       The offer is being made to all Limited Partners.

o Up to 600 interests may be purchased by the Partnership and an additional 600 interests may be purchased by the Partnership's affiliate, ORIG, LLC. If more than 1,200 interests are tendered, the Partnership and its affiliate may decide to purchase more than 1,200 interests or to purchase less than all of the interests tendered on a pro rata basis.

o The offer and withdrawal rights will expire at 12:00 Midnight, Eastern Standard Time, on Friday, February 19, 1999, unless the Offer is extended.

        After reading the Offer to Purchase (white), if you wish to tender any or all of your interests, complete and return to NTS Investors Services c/o Gemisys the following:

               (1)    the Letter of Transmittal (blue);

               (2)    the Substitute Form W-9 (green); and

               (3) the Certificate(s) of Ownership for the interests or, if you are unable to locate the Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (yellow).

        On or before the expiration of the Offer return or deliver all of the above documents to:

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112

                For additional information, call: (800) 387-7454

                                                                  Exhibit (a)(5)









                       Substitute Form W-9 with Guidelines

                               Substitute Form W-9


o        Purpose of the Substitute Form W-9

         Each tendering Limited Partner is required to provide to the Partnership its correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 which is provided below, and to certify whether the Limited Partner is subject to backup withholding of federal income tax. If the Partnership is not provided with the correct TIN, the Limited Partner may be subject to a $500 penalty imposed by the Internal Revenue Service (the "IRS"). In addition, failure to provide the information on Substitute Form W-9 may subject the tendering Limited Partner to 31% federal income tax withholding on the payment of the purchase price of all Interests purchased by the Offerors from the Limited Partner pursuant to this Offer.

o        Instructions for filling out the Substitute Form W-9

         Each tendering Limited Partner must fill out the Substitute Form W-9 below by: (1) inserting their TIN; (2) certifying whether the Limited Partner is subject to backup withholding of federal income tax; and (3) signing the form.

         If the tendering Limited Partner is an individual, the TIN is the Limited Partner's social security number.

         If the tendering Limited Partner has been notified by the IRS that the Limited Partner is subject to backup withholding, the Limited Partner must cross out item (2) of the "Certification" box of Substitute Form W-9, unless the Limited Partner has since been notified by the IRS that the Limited Partner is no longer subject to backup withholding. If backup withholding applies, the Partnership is required to withhold 31% of any payments made to the Limited Partner. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

         If the tendering Limited Partner has not been issued a TIN and has applied for one or intends to apply for one in the near future, the Limited Partner should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Partnership is not provided with a TIN within 60 days, the Partnership will withhold 31% on all payments of the purchase price to the Limited Partner until a TIN is provided to the Partnership.

         Certain Limited Partners (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the individual must submit an Internal Revenue Form W-8, signed under penalties of perjury, attesting to such individual's exempt status. A Form W-8 may be obtained from NTS Investor Services c/o Gemisys at the address and telephone number provided in Section 15, "Address; Miscellaneous" of the Offer to Purchase.

         For complete instructions on how to fill out Substitute Form W-9, refer to the Guidelines enclosed.

                                                                          (OVER)

________________________________________________________________________________
SUBSTITUTE          | Part I -- Taxpayer Identification |
FORM W-9            | Number -- For all accounts, enter |  ___________________
                    | your TIN in the box at right.     |  Social Security No.
                    | (For most individuals, this is    |
Department of the   | your social security number.)     |
Treasury            | Certify by signing and dating     |   OR
Internal Revenue    | below.                            |
Service             |                                   |   ___________________
                    |                                   |   Employer
Payer's Request     |                                   |   Identification No.
for Taxpayer        |                                   |
Identification      |                                   |
Number (TIN)        |                                   |
                    |                                   |   (If awaiting a TIN
                    |                                   |   write "Applied For"
                    |                                   |   in the space above).
____________________|___________________________________|_______________________

Part II -- For payees exempt from backup withholding, see the enclosed Guidelines and complete as instructed therein.
________________________________________________________________________________

Certification -- Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me). and

(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certificate Instructions -- You must cross out item (2) above, if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
________________________________________________________________________________

SIGNATURE __________________________________  DATE _________________ , 199 ____

________________________________________________________________________________

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. - Social Security numbers have nine digits separated by two hyphens, e.g., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen, e.g., 00-0000000. The table below will help determine the number to give the payer.


                                     Give the SOCIAL
For this type of account:            SECURITY
                                     number of -
------------------------------------ --------------------------
1.  An individual's account          The individual

2.  Two or more individuals          The actual owner of
    (joint account)                  the account or, if
                                     combined funds, the
                                     first individual on the
                                     account(1)

3.  Husband and wife (joint          The actual owner of
    account)                         the account or, if joint
                                     funds, either person(1)

4.  Custodian account of a           The minor(2)
    minor (Uniform Gift to Minors
    Act)

5.  Adult and minor (joint           The adult or, if the
    account)                         minor is the only
                                     contributor, the
                                     minor(1)

6.  Account in the name of           The ward, minor, or
    guardian or committee for a      incompetent person(3)
    designated ward, minor, or
    incompetent person

7. a.  A revocable savings trust     The grantor-trustee(1)
       account (in which grantor
       is also trustee)

   b. Any "trust" account that       The actual owner(1)
      is not a legal or valid trust
      under State law


                                     Give the EMPLOYER
For this type of account:            IDENTIFICATION
                                     number of -
------------------------------------ --------------------------
8.   Sole proprietorship account     The owner(4)

9.   A valid trust, estate, or       The legal entity (do
     pension trust                   not furnish the
                                     identifying number of
                                     the personal
                                     representative or
                                     trustee unless the
                                     legal entity itself is not
                                     designated in the
                                     account title)(5)

10.  Corporate account               The corporation

11.  Religious, charitable, or       The organization

12.  Partnership account held in     The partnership

13.  Association, club, or other     The organization

14.  A broker or registered          The broker or nominee

15.  Account with the Department     The public entity
     of Agriculture in the name of
     a public entity (such as a
     State or local government,
     school district, or prison) that
     receives agricultural program
     payments
------------------------------------ --------------------------

(1)  List first and circle the name of the person whose number you furnish.

(2)  Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4) Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.

(5)  List first and circle the name of the legal trust, estate or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                                     Page 2

Obtaining a Number
If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at an office of the Social Security Administration or the Internal Revenue Service.

To complete Substitute Form W-9, if you do not have a tax payer identification number, write "Applied For" in the space for the taxpayer identification number in Part 1, sign and date the Form, and give it to the requester. Generally, you will then have 60 days to obtain a taxpayer identification number and furnish it to the requester. If the requester does not receive your taxpayer identification number within 60 days, backup withholding, if applicable, will begin and will continue until you furnish your taxpayer identification number to the requester.

Payees Exempt from Backup Withholding Penalties
Payees specifically exempted from backup withholding on ALL payments include the following:*
     o    A corporation.
     o    A financial institution.
     o An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under section 403(b)(7).
     o    The United States or any agency or instrumentality thereof.
     o A State, the District of Columbia, a possession of the United States, or any political subdivision or instrumentality thereof.
     o A foreign government or a political subdivision, agency or instrumentality thereof.
     o An international organization or any agency or instrumentality thereof.
     o A registered dealer in securities or commodities registered in the United States or a possession of the United States.
     o    A real estate investment trust.
     o    A common trust fund operated by a bank under section 584(a).
     o An entity registered at all times during the tax year under the Investment Company Act of 1940.
     o    A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:
     o    Payments to nonresident aliens subject to withholding under section
          1441.
     o Payments to partnerships not engaged in a trade or business in the United States and which have at least one nonresident partner.
     o Payments of patronage dividends where the amount received is not paid in money.
----------
* Unless otherwise noted herein, all references below to section numbers or to regulations are references to the Internal Revenue Code and the regulations promulgated thereunder.
     o    Payments made by certain foreign organizations.
     o    Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:
     o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if (i) this interest is $600 or more, (ii) the interest is paid in the course of the payer's trade or business and (iii) you have not provided your correct taxpayer identification number to the payer.
     o Payments of tax-exempt interest (including exempt interest dividends under section 852).
     o    Payments described in section 6049(b)(5) to nonresident aliens.
     o    Payments on tax-free covenant bonds under section 1451.
     o    Payments made by certain foreign organizations.
     o    Payments made to a nominee.

Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A.

Privacy Act Notice.- Section 6109 requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties
(1) Penalty for Failure to Furnish Taxpayer Identification Number.-If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) Civil Penalty for False Statements With Respect to Withholding.-If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500. (3) Criminal Penalty for Falsifying Information.-If you falsify certifications or affirmations, you are subject to criminal penalties including fines and/or imprisonment.
                           FOR ADDITIONAL INFORMATION
                       CONTACT YOUR TAX CONSULTANT OR THE
                            INTERNAL REVENUE SERVICE

                                                                  Exhibit (a)(6)









      Form of Amendment No. 1 to Offer to Purchase dated January 27, 1999

                               [NTS IV letterhead]

To our Limited Partners:

         Enclosed for your consideration is Amendment No. 1 to the Offer to Purchase your limited partnership interests in NTS Properties IV., Ltd. (the "Amended Offer"). The Amended Offer contains amended unaudited Pro Forma Financial Statements that restate the unaudited Pro Forma Financial Statements that were included in the Offer to Purchase dated November 20, 1998 (the
"Original Offer"). The amended unaudited Pro Forma Financial Statements have been restated to reflect the sales of the University I and University II properties as if these sales had occurred before December 31, 1997 and September 30, 1998, respectively. Except for the amended unaudited Pro Forma Financial Statements, none of the terms or conditions of the Amended Offer differ from those contained in the Original Offer, and the Amended Offer incorporates by reference all of the information contained in the Original Offer.

         The Expiration Date of the Amended Offer remains Friday, February 19, 1999. If you have already tendered your interests, and do not wish to withdraw your tendered interests, your interests will be accepted by the Offerors according to the terms of the Original Offer. If, after reviewing the Amended Offer, you wish to withdraw your tendered Interests, you may do so according to the terms of the Original Offer.

         If you have not yet tendered any or all of your interests, and wish to do so, please complete and return to NTS Investors Services c/o Gemisys the following documents that were mailed to you with the Original Offer:

                  (1)      the Letter of Transmittal (blue);

                  (2)      the Substitute Form W-9 (green); and

                  (3) the Certificate(s) of Ownership for the interests or, if you are unable to locate the Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (yellow).

         On or before the expiration of the Offer return or deliver all of the above documents to:

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112

                For additional information, call: (800) 387-7454

                             Amendment No. 1 to the
                           Offer to Purchase for Cash
                                       by
                            NTS-Properties IV., Ltd.

                                       and
                                    ORIG, LLC
                                    of Up to
                       1,200 Limited Partnership Interests


         THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FRIDAY, FEBRUARY 19, 1999, UNLESS EXTENDED.


         NTS-Properties IV., Ltd. is a Kentucky limited partnership (the "Partnership") that owns, or owns joint venture interests in, certain commercial and residential rental real estate properties. See Section 10, "Certain Information About the Partnership." Except as otherwise provided in the Partnership Agreement (defined below), the Partnership's general partner, NTS-Properties Associates IV (the "General Partner"), owns a one percent (1%) interest in the Partnership and the limited partners, in the aggregate, own a ninety-nine percent (99%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company (the "Affiliate"), an affiliate of the Partnership (the Affiliate and the Partnership are each an "Offeror" and collectively, the "Offerors"), are offering to purchase for cash upon the terms and conditions set forth in this Amendment No. 1 to the Offer to Purchase ("Offer to Purchase") and the related Letter of Transmittal ("Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer") in the aggregate up to 1,200 of the Partnership's limited partnership interests (the "Interests") at a price equal to $205 per Interest (the "Purchase Price"). This Offer is being made to all limited partners of the Partnership ("Limited Partners") and is generally not conditioned upon any minimum amount of Interests being tendered, but is subject to certain conditions described herein.


         Limited Partners tendering all or any portion of their Interests are subject to certain risks including:

                           o The Purchase Price of $205 per Interest may not equate to the fair market value or the liquidation value of the Interest.
                           o Neither the General Partner, on behalf of the Partnership, nor the Affiliate has retained an independent third party to evaluate the fairness of the Offer.
                           o Conflicts in establishing the Purchase Price exist between tendering Limited Partners and the Partnership, the General Partner and non-tendering Limited Partners.
                           o Negative tax consequences may exist for any Limited Partner tendering its Interests.
                           o The General Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests.

         Limited Partners continuing to hold all or any portion of their Interests are subject to certain risks including:

                           o The Partnership may not make future cash distributions to Limited Partners.
                           o The percentage ownership of Interests held by persons controlling, controlled by or under  common  control  with the  General
                                    Partner or its affiliates will increase as a
                                    result of the Offer.
                           o The recent sale of a property by a joint venture in which the Partnership is a partner may decrease the Partnership's future operating revenues.
                           o The Partnership has no current plans to liquidate its assets and to distribute the proceeds to its Limited Partners.
                           o General economic risks are associated with investments in real estate.
                           o The Partnership's financial condition may be adversely affected by a downturn in the  business  of  any  tenant  occupying  a
                                    significant   portion   of   a   Partnership
                                    property or a tenant's decision not to renew its lease.

See "RISK FACTORS."
              -----------------------------------------------------

         THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE ABSENCE OF CERTAIN CONDITIONS DESCRIBED IN SECTION 6, "CERTAIN CONDITIONS OF THE OFFER."

              -----------------------------------------------------




                                    IMPORTANT

         Any Limited Partner wishing to tender all or any portion of his, her or its Interests should complete and sign the enclosed Letter of Transmittal in accordance with the instructions in the Offer to Purchase and Letter of Transmittal and deliver it together with the Certificate(s) of Ownership for the Interests being tendered (or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact), the Substitute Form W-9 and any other required documents to the Partnership. A Limited Partner having Interests registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if he, she or it desires to tender such Interests.

              -----------------------------------------------------


         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer may be directed to NTS Investor Services c/o Gemisys at (800) 387-7454.


 The date of this Amendment No. 1 to the Offer to Purchase is January 27,  1999

         NEITHER THE OFFERORS NOR THE PARTNERSHIP'S GENERAL PARTNER MAKE ANY RECOMMENDATION TO ANY LIMITED PARTNER REGARDING WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. EACH LIMITED PARTNER MUST MAKE HIS, HER OR ITS OWN DECISION REGARDING WHETHER TO TENDER INTERESTS, AND, IF SO, THE PORTION OF SUCH LIMITED PARTNER'S INTERESTS TO TENDER.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE OFFERORS REGARDING WHETHER LIMITED PARTNERS SHOULD TENDER OR REFRAIN FROM TENDERING INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR INFORMATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OFFERORS OR THE GENERAL PARTNER.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                TABLE OF CONTENTS


INTRODUCTION...................................................................5
SUMMARY OF CERTAIN INFORMATION.................................................8
RISK FACTORS...................................................................9
THE OFFER.....................................................................12
Section 1.        Background and Purposes of the Offer........................12
Section 2.        Offer to Purchase and Purchase Price; Proration;
                  Expiration Date; Determination of Purchase Price............13
Section 3.        Procedure for Tendering Interests...........................15
Section 4.        Withdrawal Rights...........................................16
Section 5.        Purchase of Interests; Payment of Purchase Price............16
Section 6.        Certain Conditions of the Offer.............................17
Section 7.        Cash Distribution Policy....................................19
Section 8.        Effects of the Offer........................................20
Section 9.        Source and Amount of Funds..................................20
Section 10.       Certain Information About the Partnership...................21
Section 11.       Certain Federal Income Tax Consequences.....................24
Section 12.       Transactions and Arrangements Concerning Interests..........27
Section 13.       Extensions of Tender Period; Terminations; Amendments.......27
Section 14.       Fees and Expenses...........................................28
Section 15.       Address; Miscellaneous......................................28
                  Supplement No. 1 to the Offer to Purchase The Partnership's Financial Statements Giving Pro Forma Effect of the Offer...30

To Holders of Limited Partnership
Interests of NTS-Properties IV., Ltd.

                                  INTRODUCTION


         NTS-Properties IV., Ltd. is a Kentucky limited partnership (the "Partnership") that owns, or owns joint venture interests in, certain commercial and residential rental real estate properties. See Section 10, "Certain Information About the Partnership." Except as otherwise provided in the Partnership Agreement (defined below), the Partnership's general partner, NTS-Properties Associates IV (the "General Partner") owns a one percent (1%) interest in the Partnership and the limited partners own, in the aggregate, a ninety-nine percent (99%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company (the "Affiliate"), an affiliate of the Partnership (the Partnership and the Affiliate are each an "Offeror" and, collectively, the "Offerors"), hereby offer to purchase up to 1,200 of the Partnership's limited partnership interests (the "Interests") at a purchase price of $205 per Interest (the "Purchase Price") in cash to the seller upon the terms and subject to the conditions set forth in this Amendment No. 1 to the Offer to Purchase ("Offer to Purchase") and in the related "Letter of Transmittal" (together the "Offer to Purchase" and "Letters of Transmittal" constitute the "Offer"). (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this Offer or the limited partnership interests or portions thereof that are tendered by the limited partner to the Offerors pursuant to the Offer.) This Offer is being made to all limited partners in the Partnership ("Limited Partners") and is generally not conditioned upon any minimum amount of Interests being tendered, except as described herein. The Interests are not traded on any established trading market and are subject to certain restrictions on transferability set forth in the Amended and Restated Agreement of Limited Partnership of NTS-Properties IV., Ltd. dated July 20, 1988 (the "Partnership Agreement"). The Partnership or the Affiliate, each in its sole discretion, may purchase more than 600 Interests, but neither has any current intention to do so.


         The Purchase Price should not be viewed as equivalent to the fair market value or the liquidation value of an Interest. As of September 30, 1998 and December 31, 1997, the book value of each Interest was approximately $142.43 and $144.44, respectively. The Purchase Price offered by the Offerors has been determined by the Partnership, in its sole discretion, based on: (i) recent sales of Interests by Limited Partners to third parties in secondary market transactions; (ii) recent repurchases of interests by the Partnership; and (iii) recent purchases of Interests by the Partnership's affiliate, Ocean Ridge Investments Ltd., a Florida limited liability partnership ("Ocean Ridge").


         Subject to the conditions set forth in the Offer, the Partnership will purchase the first 600 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, 12:00 Midnight, Eastern Standard Time, on Friday , February 19, 1999, subject to any extension of the Offer by the Offerors (the "Expiration Date"). If more than 600 Interests are tendered, the Affiliate will purchase up to an additional 600 Interests which are tendered and received by the Partnership by, and not withdrawn prior to the Expiration Date. If, on the Expiration Date, the Offerors determine that more than 1,200 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         If the Offer is oversubscribed and the Offerors do not act in accordance with (i) or (ii), above, or if the Offerors act in accordance with
(i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis ("Proration"). In the event of Proration, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Any fractional interests resulting from this calculation will be rounded down to the nearest whole number. Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for the Interests not purchased by the Offerors, except upon written request of the Limited Partner.

         The Offer is generally not conditioned upon any minimum number of Interests being tendered. The Offer, however, is conditioned upon, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." In particular, the Offer will not be consummated, if in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code. Further, the Offerors will not purchase Interests if the purchase of Interests would result in Interests being owned by fewer than three hundred (300) holders of record. See Section 6, "Certain Conditions of the Offer."

         All purchases of Interests pursuant to the Offer will be effective as of the Expiration Date. Each Limited Partner who tenders Interests pursuant to the Offer will receive the Purchase Price and cash distributions declared prior to the Expiration Date, if any. Limited Partners will not be entitled to receive cash distributions declared and payable after the Expiration Date, if any, on any Interests tendered and accepted by the Offerors.

         The tender of an Interest will be treated as a sale of the Interest for federal and most state income tax purposes which will result in the Limited Partner recognizing gain or loss for income tax purposes. Limited Partners are urged to review carefully all the information contained in or referred to in this Offer including, without limitation, the information presented herein in
Section 11, "Certain Federal Income Tax Consequences."

         As of September 30, 1998, the General Partner owned 5, and the Affiliate did not own any, of the Partnership's outstanding Interests. All partners, members, affiliates and associates of the General Partner or the Affiliate beneficially owned, or were in the process of acquiring, an aggregate of 311 Interests, representing approximately 1.2% of the Partnership's 25,309 outstanding Interests. Although the Offer is being made to all Limited Partners, the Partnership has been advised that none of the partners, members, affiliates or associates of the General Partner or the Affiliate intend to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, the Affiliate and partners, members, affiliates and associates of the General Partner or the Affiliate, will own, after the Offer, an aggregate of 911 Interests representing approximately 3.7% of the Partnership's outstanding Interests.

                         SUMMARY OF CERTAIN INFORMATION
                         ------------------------------

         The following is a summary of certain information contained elsewhere in this Offer. The summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Offer and related documents. Capitalized terms used but not defined in this summary are defined elsewhere in this Offer. Limited Partners are urged to read all documents constituting this Offer in their entirety.

Offerors The Partnership, a Kentucky limited partnership, and the Affiliate, a Kentucky limited liability company, invite all of the Partnership's Limited Partners to tender their Interests upon the terms and subject to the conditions set forth in this Offer.

Purchase Price                              $205 per Interest in cash.

Expiration Date                             The Offer expires on Friday,
                                            February 19, 1999 at 12:00 Midnight,
                                            Eastern Standard Time unless the
                                            Offer is otherwise extended by the
                                            Offerors in accordance with the
                                            provisions set forth herein.  ALL
                                            INTERESTS BEING TENDERED MUST BE
                                            RECEIVED BY THE PARTNERSHIP AT THE
                                            ADDRESS SET FORTH IN SECTION 15,
                                            "ADDRESS; MISCELLANEOUS," ON OR
                                            BEFORE THE EXPIRATION DATE.

Offer Conditions                            The  Offerors will purchase in the
                                            aggregate up to 1,200 Interests. The
                                            first 600 Interests tendered will be
                                            purchased by the Partnership; up to
                                            an additional 600 Interests tendered
                                            will be purchased by the Affiliate.
                                            If the Offer is oversubscribed,first
                                            the Partnership may purchase
                                            additional Interests, and then the
                                            Affiliate may purchase additional
                                            Interests, each in its sole
                                            discretion.  If the Offer remains
                                            oversubscribed, Interests will be
                                            purchased on a pro rata basis.
                                            This Offer is being made to all
                                            Limited Partners and is not
                                            conditioned upon a minimum amount of
                                            Interests being tendered; provided
                                            however, no tender will be accepted
                                            from a Limited Partner if, as a
                                            result of the tender, the Limited
                                            Partner would continue to be a
                                            Limited Partner and would hold fewer
                                            than five (5) Interests. The Offer
                                            is subject to certain terms and
                                            conditions set forth in the Offer.

                                  RISK FACTORS
                                  ------------

         Limited Partners Tendering All or Any Portion of Their Interests Are
         ---------------------------------------------------------------------
Subject to Certain Risks:
-------------------------

          Purchase  Price  May Be Less Than Fair  Market  Value and  Liquidation
          ----------------------------------------------------------------------
Value Per Interest.  The Interests are not traded on a recognized stock exchange
------------------
or trading market and a readily identifiable, liquid market for the Interests does not exist. The Offerors are aware of certain secondary market transactions by which Interests were transferred at a price equal to $166.13 per Interest (including commissions and other mark-ups) by Limited Partners to third parties during the period from January 1, 1997 to April 30, 1998. Additionally, the Partnership has repurchased 1,380 interests, and its affiliates, Ocean Ridge and B.K.K. Financial, Inc., an Indiana corporation ("BKK"), have purchased 306 Interests during the period from March 1, 1995 to September 30, 1998 at prices ranging from $130 to $205 per Interest. As of September 30, 1998 and December 31, 1997, the book value of each Interest was approximately $142.43 and $144.44, respectively. Neither these secondary market transactions nor the Purchase Price necessarily reflects the value that Limited Partners would realize from holding the Interests until termination or liquidation of the Partnership, which could result in greater or lesser value. The Offerors have not obtained an opinion from an independent third party regarding the fairness of the Purchase Price. Furthermore, the Offerors did not obtain an appraisal of the Partnership's assets in establishing the Purchase Price.

         Negative Tax Consequences  May Exist for Any Limited Partner  Tendering
         -----------------------------------------------------------------------
Interests.  Limited Partners  tendering and selling  Interests  pursuant to this
---------
Offer generally will recognize a gain or loss on the tender of his, her or its Interests for federal and most state income tax purposes. The amount of gain or loss realized will be, in general, the excess of the Purchase Price minus the Limited Partner's adjusted tax basis in the Interests sold. Generally, the sale of Interests held by a Limited Partner for more than twelve (12) months will result in long-term capital gain or loss. Due to the complexity of tax issues, Limited Partners are advised to consult their tax advisors with respect to their individual tax situations before tendering their Interests pursuant to the Offer. See Section 10, "Certain Information About the Partnership" and Section 11, "Certain Federal Income Tax Consequences."

         Conflict of Interest.  A conflict of interest  exists  between  Limited
         --------------------
Partners who are tendering their Interests and the Partnership, the General Partner and non-tendering Limited Partners. Tendering Limited Partners would prefer a higher Purchase Price; the Partnership, the General Partner and non-tendering Limited Partners would prefer a lower Purchase Price.

         General  Partner  Makes No  Recommendation  to  Limited  Partners.  The
         -----------------------------------------------------------------
General Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests. Limited Partners should make their own decisions regarding whether to tender their Interests based upon their own individual situation.

         Limited  Partners  Who  Do Not  Tender  All or  Any  Portion  of  Their
         -----------------------------------------------------------------------
Interests Are Subject to Certain Risks:
---------------------------------------

         The Partnership May Not Make Future Cash  Distributions.  The amount of
         -------------------------------------------------------
funds required by the Partnership to fund the Offer is estimated to be approximately $143,000 ($123,000 to purchase 600 Interests plus approximately $20,000 for its proportionate share of the expenses associated with administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror). The Partnership intends to fund these monies from its cash reserves. The use of the Partnership's cash reserves to fund the Offer will have the effect of: (i) reducing the existing cash available for future needs or contingencies and (ii) reducing or eliminating the interest income that the Partnership earns on its cash reserves. There can be no assurance that the Partnership will be able to fund its future needs or contingencies, which may have a material adverse effect on the Partnership's business or financial condition.

         Increased Voting Control by Affiliates of the Partnership. If the Offer
         ---------------------------------------------------------
is fully subscribed, the percentage ownership of Interests held by persons controlling, controlled by or under common control with the Partnership will increase. As of September 30, 1998, the General Partner owned 5, and the
Affiliate did not own any, of the Partnership's outstanding Interests. All partners, members, affiliates and associates of the General Partner or the
Affiliate beneficially owned, or were in the process of acquiring, in the aggregate 311 Interests, representing approximately 1.2% of the Partnership's 25,309 outstanding Interests. Although this Offer is made to all Limited Partners, the Partnership has been advised that none of the partners, members, affiliates or associates of the General Partner or the Affiliate intend to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, the Affiliate, and partners, members, affiliates and associates of the General Partner or the Affiliate, will own, after the Offer, an aggregate of 911 Interests representing approximately 3.7% of the Partnership's 24,709 outstanding Interests, an increase of 2.5%. In addition, other persons controlling, controlled by or under common control with the Partnership, by virtue of the decreased number of outstanding Interests, will have a greater percentage of the outstanding Interests. The increase in ownership of Interests will enable these entities or individuals to have a greater influence on certain matters voted on by Limited Partners, including removal of the General Partner and termination of the Partnership.


         Sale of University II May Decrease Future Revenues. On October 6, 1998,
         --------------------------------------------------
the Lakeshore/University II Joint Venture ("L/U II Joint Venture") (in which the Partnership owns an 18% interest) closed the sale of the University Business Center Phase II ("University II") to Silver Cities Properties, Ltd. ("Silver Cities"), an affiliate of one of the L/U II Joint Venture's tenants. Silver Cities purchased the property for $8,975,000. University II accounted for 4.96% of the Partnership's revenues as of September 30, 1998. The L/U II Joint Venture intends to use the proceeds of the sale of University II to develop Lakeshore Business Center Phase III, a 3.77 acre parcel of vacant land owned by the L/U II Joint Venture. The L/U II Joint Venture intends to build a 40,000 square foot office service building on this property. There can be no assurances that the L/U II Joint Venture's reinvestment of the proceeds of the sale of University II will generate revenues equivalent to those generated by University II. If the reinvestment of the proceeds of the University II sale by the L/U II Joint Venture does not generate equivalent revenues, the Partnership's future operating revenues will be decreased. See Section 10, "Certain Information About the Partnership".

         Partnership  Has No Current Plans to Liquidate.  The Partnership has no
         ----------------------------------------------
current plan to liquidate its assets and to distribute the proceeds to its Limited Partners nor does the Partnership contemplate resuming distributions to the Limited Partners. Therefore, Limited Partners who do not tender their Interests may not be able to realize any return on or of their investment in the foreseeable future.

         Reliance on Certain Tenants. The Partnership's  financial condition and
         ---------------------------
ability to fund future cash needs including its ability to make future cash distributions, if any, may be adversely affected by the bankruptcy, insolvency or a downturn in business of any tenant occupying a significant portion of any Partnership property or by a tenant's decision not to renew its lease. Failure to release the space vacated by significant tenants on a timely basis and on terms and conditions acceptable to the Partnership could have a material adverse effect on the Partnership's results of operation and financial condition.

         General Economic Risks Associated with Investments in Real Estate.  All
         -----------------------------------------------------------------
real property investments are subject to some degree of risk. Generally, equity investments in real estate are illiquid and, therefore, the Partnership's ability to promptly vary its portfolio in response to changing economic, financial and investment conditions is limited. Real estate investments are also subject to changes in economic conditions as well as other factors affecting real estate values, including: (i) possible federal, state or local regulations and controls affecting rents, prices of goods, fuel and energy consumption and prices, water and environmental restrictions; (ii) increased labor and material costs; and (iii) the attractiveness of the property to tenants in the neighborhood. For a detailed discussion of the risks associated with investment in real estate, refer to the "Risk Factors" set forth in the Partnership's prospectus dated August 1, 1983.

                                    THE OFFER

         Section 1. Background and Purposes of the Offer. The purpose of the Offer is to provide Limited Partners who desire to liquidate their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and pursuant to the Partnership Agreement, transfers of Interests are subject to certain restrictions, including the prior approval of the General Partner. The General Partner believes that there are certain Limited Partners who desire immediate liquidity, while other Limited Partners may not need or desire liquidity and would prefer the opportunity to retain their Interests. The General Partner believes that the Limited Partners should be entitled to make a choice between immediate liquidity and continued ownership and, thus, believes that the Offer being made hereby accommodates the differing goals of both groups of Limited Partners. Those Limited Partners who tender their Interests pursuant to the Offer are, in effect, exchanging certainty and liquidity for the potentially higher return of continued ownership of their Interests. The continued ownership of Interests, however, entails the risk of loss of all or a portion of the Limited Partner's investment. See "Risk Factors."

         Neither the Offerors nor the General Partner has any current plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership; (ii) any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner(s), to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership; (iii) any material change in the present distribution policy, indebtedness or capitalization of the Partnership; (iv) any other material change in the structure or business of the Partnership; or (v) any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person. The General Partner, however, may explore and pursue any of these options in the future.

         The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of Limited Partners (including affiliates of the General Partner that own Interests) who do not tender their Interests or tender only a portion of their Interests. Limited Partners retaining their Interests may be subject to increased risks including but not limited to: (1) reduction in the Partnership's cash reserves, which may impact the Partnership's ability to fund its future cash requirements, thus having a material adverse effect on the Partnership's financial condition; and
(2) increased voting control by the affiliates of the General Partner (including the Affiliate) and members of the affiliates. See "Risk Factors." Interests that are tendered to the Partnership in connection with this Offer will be retired, although the Partnership may issue new interests from time to time in compliance with the federal and state securities laws or any exemptions therefrom. Interests purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         The General Partner intends to consider the desirability of the Partnership making future tender offers to purchase interests following completion of the Offer, but is not required to make any future offers. Although the Partnership and its affiliates have from time to time purchased interests, this is the first tender offer made by the Partnership or the Affiliate for interests. See Section 2, "Offer to Purchase and Purchase Price; Expiration Date; Determination of Purchase Price."

         Section 2. Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price.

         Offer to Purchase and Purchase Price. The Offerors will, upon the terms
         ------------------------------------
and subject to the conditions of the Offer, described below, purchase in the aggregate up to 1,200 Interests that are properly tendered by, and not withdrawn prior to, the Expiration Date at a price equal to $205 per Interest; provided however, that no tender will be accepted from a Limited Partner if, as a result of the tender, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests. The Partnership will purchase the first 600 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, the Expiration Date. If more than 600 Interests are tendered and received by the Partnership as a result of this Offer, the Affiliate will purchase up to an additional 600 Interests which are tendered by, and not withdrawn prior to, the Expiration Date.

         If, on the Expiration Date, the Offerors determine that more than 1,200 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Exchange Act, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         Proration.  If the Offer is oversubscribed  and the Offerors do not act
         ---------
in accordance with (i) or (ii), above, or if the Offerors act in accordance with
(i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis. In the event of Proration, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Any fractional interests resulting from this calculation will be rounded down to the nearest whole number. Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for Interests not purchased by the Offerors, except upon written request of the Limited Partner.

         THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM AMOUNT OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS.

         Expiration  Date.  The term  "Expiration  Date" means  12:00  Midnight,
         ----------------
Eastern Standard Time, on Friday, February 19, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors, expires. The Partnership may extend the Offer, in its sole discretion, by providing the Limited Partners with written notice of the extension; provided however, that if the Offer is oversubscribed, the Partnership or the Affiliate may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension. For a description of how the Offer may be extended or terminated, see Section 13, "Extensions of Tender Period; Terminations; Amendments."

         Determination  of Purchase  Price.  The Purchase  Price  represents the
         ---------------------------------
price at which the Offerors are willing to purchase Interests. No Limited Partner approval is required or was sought regarding the determination of the Purchase Price. No special committee of the Partnership, the Affiliate or the Limited Partners has approved this Offer and no special committee or independent person has been retained to act on behalf of the Partnership or the Affiliate. Neither the Offerors nor the General Partner has obtained an opinion from an independent third party regarding the fairness of the Purchase Price.


         The Purchase Price offered by the Offerors was determined by the Partnership in its sole discretion based on: (i) the value of recent sales of Interests by Limited Partners to third parties in secondary market transactions;
(ii) the value of recent repurchases of interests by the Partnership; and (iii) the value of recent purchases of Interests by Ocean Ridge. The General Partner is aware of certain sales of Interests made at a price equal to $166.13 per Interest (including commissions and other mark-ups) by certain Limited Partners to third parties during the period from January 1, 1997 to April 30, 1998. The Partnership has repurchased interests, and Ocean Ridge and BKK have purchased Interests, in secondary market transactions and through the Partnership's Interest Repurchase Program, at prices ranging from $130 to $205 per Interest during the period from March 1, 1995 to September 30, 1998. The information regarding transactions between Limited Partners and third parties is based on the General Partner's knowledge and may not reflect all transactions that have taken place during the time periods set forth above. As of September 30, 1998 and December 31, 1997, the book value of each Interest was approximately $142.43 and $143.66, respectively.


         In determining the Purchase Price, the Partnership did not consider the liquidation value per Interest or the book value per Interest and did not appraise the value of its assets.

         Section 3. Procedure for Tendering Interests. Limited Partners that wish to tender Interests pursuant to this Offer must submit a properly completed and duly executed Letter of Transmittal and Substitute Form W-9, together with the Certificate(s) of Ownership for the Interests being tendered or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact (the "Affidavit"), and any other required documents to NTS Investor Services c/o Gemisys at the address listed in Section 15, "Address; Miscellaneous." THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9, AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS BEING TENDERED (OR AFFIDAVIT, IF APPLICABLE) AND ANY OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE PARTNERSHIP ON OR BEFORE THE EXPIRATION DATE. NEITHER THE PARTNERSHIP NOR THE AFFILIATE WILL ACCEPT INTERESTS RECEIVED BY THE PARTNERSHIP AFTER THE EXPIRATION DATE.

         Method of Delivery.  LIMITED  PARTNERS  ASSUME ANY RISK ASSOCIATED WITH
         ------------------
THE METHOD FOR DELIVERING THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9 AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS (OR THE AFFIDAVIT). THE PARTNERSHIP RECOMMENDS THAT LIMITED PARTNERS SUBMIT ALL DOCUMENTS VIA REGISTERED MAIL RETURN RECEIPT REQUESTED AND PROPERLY INSURED OR BY AN OVERNIGHT COURIER SERVICE. LIMITED PARTNERS MAY CONFIRM RECEIPT OF A LETTER OF TRANSMITTAL BY CONTACTING NTS INVESTOR SERVICES C/O GEMISYS AT THE ADDRESS AND TELEPHONE NUMBER LISTED IN SECTION 15, "ADDRESS; MISCELLANEOUS."

         Determination of Validity. All questions regarding the validity,  form,
         -------------------------
eligibility (including time of receipt) and acceptance for payment of any Interests will be determined by the Partnership, in its sole discretion. Notwithstanding the foregoing, if the Offer is oversubscribed, the Partnership and the Affiliate may each decide to purchase Interests in excess of the initial

1,200 Interests. In that case, all questions regarding the validity, form or eligibility (including time of receipt) and acceptance for payment of any additional Interests purchased by either the Partnership or the Affiliate will be determined by each respective party in its sole discretion. Each determination, whether made by the Partnership or the Affiliate, will be final and binding. The Partnership or the Affiliate, if applicable, has the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender, or in the related transmittal documents. Unless waived, any defects or irregularities must be cured within the time period established by the Partnership or the Affiliate. In any event, tenders will not be deemed to have been made until all defects or irregularities have been cured or waived. The Offerors are neither under any duty nor will they incur any liability for failure to notify any tendering Limited Partner of any defects, irregularities or rejections contained in the tenders.

         Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14e-4 promulgated thereunder require that a person tendering Interests on his, her or its behalf, must own the Interests tendered. Section 10(b) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

         The tender of Interests pursuant to any of the procedures described herein constitutes acceptance by the tendering Limited Partner of the terms and conditions of the Offer, including a representation and warranty that (i) the tendering Limited Partner owns the Interests being tendered within the meaning of Rule 14e-4; and (ii) the tender complies with Rule 14e-4.

         Section 4. Withdrawal Rights. Any Limited Partner tendering Interests pursuant to this Offer may withdraw the tender at any time prior to the Expiration Date. For a withdrawal to be effective, it must be in writing and received by NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in the Section 15, "Address; Miscellaneous" on or before the Expiration Date. Any notice of withdrawal must specify the name of the person withdrawing the tender and the amount of Interests previously tendered that are being withdrawn.

         All questions as to form and validity of the notice of withdrawal will be determined by the Partnership, in its sole discretion. If the Offer is oversubscribed, all questions as to form and validity of the notice of withdrawal will be determined by the Partnership or the Affiliate, each in its sole discretion, for any Interests purchased by the Partnership or the Affiliate, as the case may be, in excess of the initial 1,200 Interests. All determinations made by the Partnership or the Affiliate will be final and binding. Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be retendered by following the procedures set forth in Section 3, "Procedure for Tendering of Interests" prior to the Expiration Date. Tenders made pursuant to the Offer which are not otherwise withdrawn in accordance with this Section 4, "Withdrawal Rights," will be irrevocable.

         Section 5. Purchase of Interests; Payment of Purchase Price. Upon the terms and subject to the conditions of the Offer, the Offerors will pay $205 per Interest to each Limited Partner properly tendering its Interests. The Purchase Price will be paid in the form of a check from the purchasing Offeror to each Limited Partner. All monies due to each Limited Partner will be delivered to the Limited Partner by first class U.S. Mail deposited in the mailbox within five
(5) business days after the Expiration Date. Under no circumstances will interest be paid on the Purchase Price to be paid by the Offerors for Interests tendered, regardless of any extension of the Offer or any delay in making payment. In the event of Proration as set forth in Section 2, "Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price," the Offerors may not be able to determine the proration factor and pay for those Interests that have been accepted for payment, and for which payment is otherwise due, until approximately five (5) business days after the Expiration Date.

         Interests will be deemed purchased at the time of acceptance by the Offerors but in no event earlier than the Expiration Date. Interests purchased by the Partnership will be retired, although the Partnership may issue new interests from time to time in compliance with the registration requirements of federal and state securities laws or exemptions therefrom.

         Interests purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         Section 6. Certain Conditions of the Offer. Notwithstanding any other provision of this Offer, the Offerors will not be required to purchase or pay for any Interests tendered and may terminate the Offer as provided in Section 13, "Extensions of Tender Period; Terminations; Amendments" or may postpone the purchase of, or payment for, Interests tendered if any of the following events occur prior to the Expiration Date:

                  (a) there is a reasonable likelihood that consummation of the Offer would result in the termination of the Partnership (as a partnership) under Section 708 of the Code;

                  (b) there is a reasonable likelihood that consummation of the Offer would result in termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code;

                  (c) as a result of the Offer, there would be fewer than three hundred (300) holders of record, pursuant to Rule 13e-3 promulgated under the Exchange Act;


                  (d) there shall have been instituted or threatened or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which: (i) challenges the making of the Offer or the acquisition by the Partnership or the Affiliate of Interests pursuant to the Offer or otherwise directly or indirectly relates to the Offer; or (ii) in the Partnership's reasonable judgment (determined within five (5) business days prior to the Expiration Date), could materially affect the business, condition (financial or other), income, operations or prospects of the Partnership, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair the Offer's contemplated benefits to the Partnership;

                  (e) there shall have been any action threatened or taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Partnership or the Affiliate, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Offerors' reasonable judgment, would or might directly or indirectly:

                           (i) delay or restrict the ability of the  Partnership
                  or the Affiliate, or render the Partnership or the Affiliate unable, to accept for payment or pay for some or all of the Interests;

                           (ii) materially affect the business, condition (financial or other), income, operations, or prospects of the Partnership or the Affiliate, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or the Affiliate;

                  (f)      there shall have occurred:

                           (i) the declaration of any banking moratorium or suspension of payment in respect of banks in the United States;

                           (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

                           (iii) the  commencement of war, armed  hostilities or
                  any  other  national  or  international   crises  directly  or
                  indirectly involving the United States;


                           (iv) any limitation (whether or not mandatory) by any
                  governmental, regulatory or administrative agency or authority on, or any event which, in the Offerors' reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

                           (v)  (A) any  significant  change,  in the  Offerors'
                  reasonable judgment, in the general level of market prices of equity securities or securities convertible into or exchangeable for equity securities in the United States or abroad or (B) any change in the general political, market, economic, or financial conditions in the United States or abroad that (1) could have a material adverse effect on the business condition (financial or other), income, operations or prospects of the Partnership, or (2) in the reasonable judgment of the Offerors, makes it inadvisable to proceed with the Offer; or

                           (vi) in the  case of the  foregoing  existing  at the
                  time of the commencement of the Offer, in the Offerors' reasonable judgment, a material acceleration or worsening thereof;

                  (g) any change shall occur or be threatened in the business, condition (financial or otherwise), or operations of the Partnership, that, in the Partnership's reasonable judgment, is or may be material to the Partnership;

                  (h) a tender or exchange offer for any or all of the Interests of the Partnership, or any merger, business combination or other similar transaction with or involving the Partnership, shall have been proposed, announced or made by any person;


                  (i) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before November 18, 1998 a Schedule 13G or a Schedule 13D with respect to any of the Interests) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Interests; or (ii) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the Interests prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Interests constituting more than 2% of the outstanding Interests or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Interests; or
         (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Partnership or its assets; or


                  (j) the General Partner determines that it is not in best interest of the Partnership to purchase Interests pursuant to the Offer;

which, in the reasonable judgment of the Offerors, in any such case and regardless of the circumstances (including any action of the Partnership or the Affiliate) giving rise to such event, makes it inadvisable to proceed with the Offer or with such purchase or payment. The foregoing conditions are for the sole benefit of the Partnership and the Affiliate and may be asserted by the Partnership or the Affiliate on their respective behalf regardless of the circumstances giving rise to any such condition (including any action or inaction by the Partnership or the Affiliate) or may be waived by the Partnership or the Affiliate in whole or in part. The Offerors' failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Partnership or the Affiliate concerning the events described in this Section 6, "Certain Conditions of the Offer" shall be final and binding on all parties. As of the date hereof, the Offerors believe that neither paragraph (a) nor paragraph (b) of this Section 6, "Certain Conditions of the Offer" will prohibit the consummation of the Offer.


         Section 7. Cash Distribution Policy. The Partnership commenced operations in August, 1984 and anticipated providing Limited Partners with 8% non-cumulative distributions. Distributions were suspended effective January 1, 1997. Although the Partnership is not obligated to make future cash distributions, it may do so in the future. Limited Partners that tender the Interests pursuant to the Offer will not be entitled to receive any cash distributions made, if any, after the Expiration Date, on any Interests which are tendered and accepted by the Offerors. There can be no assurance that the Partnership will make any distributions in the future to Limited Partners who continue to own Interests following completion of the Offer. See Section 10, "Certain Information About the Partnership."

         Section 8. Effects of the Offer. In addition to the effects of the Offer on tendering and non-tendering Limited Partners and upon the General Partner as set forth in the "Risk Factors" of this Offer to Purchase, the Offer will affect the Partnership in several other respects:

         The Partnership will use some or all of its existing cash reserves to purchase Interests. The use of the Partnership's cash reserve will have the effect of: (i) reducing the cash available to fund future needs and contingencies and (ii) reducing or eliminating the Partnership's present interest income earned on such cash reserves. Financial statements giving pro forma effect of the Offer, assuming the purchase by the Partnership of 600 Interests at $205 per Interest, are attached hereto as Appendix A.

         Upon completion of the Offer, the Offerors may consider purchasing any interests not purchased in the Offer. Any such purchases may be on the same terms as the terms of this Offer or on terms which are more favorable or less favorable to Limited Partners than the terms of this Offer. Rule 13e-4 promulgated under the Exchange Act prohibits the Offerors from purchasing any Interests, other than pursuant to the Offer, until at least ten (10) business days after the Expiration Date. Any possible future purchases by the Partnership will depend on many factors, including but not limited to, the market price of Interests, the results of the Offer, the Partnership's business and financial position and general economic market conditions.

         Section 9. Source and Amount of Funds. The total amount of funds required to complete this Offer is approximately $286,000 (including $246,000 to purchase 1,200 Interests plus approximately $40,000 for expenses related to administering the Offer). The Partnership expects to fund monies required to complete its purchases and to pay its portion of expenses (approximately $123,000 to purchase 600 Interests and approximately $20,000 for its proportionate share of expenses related to administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror) from its cash reserves. As of December 31, 1997 and September 30, 1998 the Partnership had unrestricted cash and cash equivalents equal to $276,145 and $268,841, respectively. If the Offer is oversubscribed and the Partnership, in its sole discretion, decides to purchase Interests in excess of 600 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

         The Affiliate expects to fund monies required to complete its purchases and to pay its portion of expenses (approximately $123,000 to purchase 600 Interests and approximately $20,000 for its proportionate share of expenses related to administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror) from cash contributions to be made to the Affiliate by its members. If the Offer is oversubscribed and the Affiliate, in its sole discretion, decides to purchase Interests in excess of 600 Interests, the Affiliate will fund these additional purchases and expenses, if any, from these cash contributions.

         Section 10.       Certain Information About the Partnership

         Certain  Information About the Partnership.  The Partnership was formed
         ------------------------------------------
in May 1983 under the laws of the Commonwealth of Kentucky. The general partner is NTS-Properties Associates IV, a Kentucky limited partnership. Except as otherwise provided in the Partnership Agreement, NTS-Properties Associates IV owns a one percent (1%) interest in the Partnership and the limited partners own, in the aggregate, a ninety-nine percent (99%) interest in the Partnership.

The Partnership owns the following properties and joint venture interests:

         o Commonwealth Business Center Phase I, a business center with approximately 57,000 net rentable ground floor square feet and approximately 24,000 net rentable mezzanine square feet in Louisville, Kentucky, constructed by the Partnership. The occupancy level at Commonwealth Business Center Phase I was 89% at September 30, 1998.

         o Plainview Point Office Center Phase I and II, an office center with approximately 56,000 net rentable square feet in Louisville, Kentucky, acquired complete by the Partnership. The occupancy level at Plainview Point Office Center Phase I and II was 67% at September 30, 1998.

         o The Willows of Plainview Phase I, a 118-unit luxury apartment complex in Louisville, Kentucky, constructed by the Partnership. The occupancy level at The Willows of Plainview Phase I was 93% at September 30, 1998.

         o A joint venture interest in The Willows of Plainview Phase II, a 144-unit luxury apartment complex in Louisville, Kentucky, constructed by the joint venture between the Partnership and NTS-Properties V, a Maryland limited partnership, an affiliate of the General Partner of the Partnership ("NTS-Properties V"). The Partnership's percentage interest in the joint venture was 10% at September 30, 1998. The occupancy level at The Willows of Plainview Phase II was 89% at September 30, 1998.

         o A joint venture interest in Golf Brook Apartments, a 195-unit luxury apartment complex in Orlando, Florida, constructed by the joint venture between the Partnership and NTS-Properties VI, a Maryland limited partnership, an affiliate of the General Partner of the Partnership, ("NTS-Properties VI"). The Partnership's percentage interest in the joint venture was 4% at September 30, 1998. The occupancy level at Golf Brook Apartments was 96% at September 30, 1998.

         o A joint venture interest in Plainview Point III Office Center, an office center with approximately 62,000 net rentable square feet in Louisville, Kentucky, constructed by the joint venture between the Partnership and NTS-Properties VI. The Partnership's percentage interest in the joint venture was 5% at September 30, 1998. The occupancy level at Plainview Point III Office Center was 100% at September 30, 1998.

        o A joint venture interest in Blankenbaker Business Center 1A, a business center with approximately 50,000 net rentable ground floor square feet and approximately 50,000 net rentable mezzanine square feet located in Louisville, Kentucky,acquired complete by a joint venture between NTS-Properties Plus Ltd. and NTS-Properties VII, Ltd., affiliates of the General Partner of the Partnership. The Partnership's percentage interest in the joint venture was 30% at September 30, 1998. The occupancy level at Blankenbaker Business Center 1A was 100% at September 30, 1998.

         o A joint venture interest in the Lakeshore/University II Joint Venture ("L/U II Joint Venture"). The L/U II Joint Venture was formed on January 23, 1995 among the Partnership and NTS-Properties V, NTS-Properties Plus Ltd. and NTS/Fort Lauderdale, Ltd., affiliates of the General Partner of the Partnership. The Partnership's percentage interest in the joint venture was 18% at September 30, 1998.


         A description of the properties owned by the L/U II Joint Venture appears below:

                           --       Lakeshore   Business  Center  Phase  I  -  a
                                    business center with  approximately  103,000
                                    net  rentable  square  feet  located in Fort
                                    Lauderdale, Florida, acquired complete by the joint venture. The occupancy level of Lakeshore Business Center Phase I was 94% at September 30, 1998.

                           -- Lakeshore Business Center Phase II - a business center with approximately 97,000 net rentable square feet located in Fort Lauderdale, Florida, acquired complete by the joint venture. The occupancy level of Lakeshore Business Center Phase II was 82% at September 30, 1998.

                           -- Lakeshore Business Center Phase III-approximately 3.77 acres of undeveloped land adjacent to the Lakeshore Business Center development, which is zoned for commercial development. The L/U II Joint Venture intends to build and develop a 40,000 square foot office service building on this property.

     The Partnership has a fee title interest in each of the properties that it owns. The joint ventures in which the Partnership is a partner have fee title interests in each of the properties that they own. In the opinion of the Partnership's management, the properties are adequately covered by insurance.


         On October 6, 1998, the L/U II Joint Venture sold University II to Silver Cities, an affiliate of Full Sail, a tenant of the L/U II Joint Venture, for $8,975,000 (of which $1,615,500, or 18%, is anticipated to be attributable to the Partnership). As of September 30, 1998, the carrying value of University II on the balance sheet of the Partnership was approximately $842,892. The Partnership estimates that the sale of University II will create recognizable taxable capital gain and ordinary income to the Partnership for 1998. The recognizable capital gain taxable to Limited Partners as a result of the sales of University II is preliminarily estimated to be $21.64 per Interest; recognizable ordinary income taxable to Limited Partners as a result of the sales of University II is preliminarily estimated to be $5.04 per Interest. These preliminary estimates are subject to change.


         Simultaneous to the closing of University II, the L/U II Joint Venture paid in full outstanding debt (including interest and pre-payment penalties) on University II in the amount of approximately $5,835,047.

         Full Sail previously occupied 83% of the net rentable area of University II. As of September 30, 1998, University II contributed approximately 4.96% of the Partnership's operating revenues. The Partnership has been informed that the L/U II Joint Venture intends to use the proceeds of the sale of University II to develop Lakeshore Business Center Phase III, a 3.77 acres parcel of vacant land owned by the L/U II Joint Venture. The L/U II Joint Venture plans to build a 40,000 square foot office service building on this property. The cost of development of Lakeshore Business Center Phase III has not yet been determined. See Section 11, "Certain Federal Income Tax Consequences."

         As of September 30, 1998, the Partnership had a commitment for approximately $30,000 of tenant finish improvements at Plainview Point Office Center Phases I and II. The commitment is the result of an expansion of approximately 6,400 square feet by a current tenant. The tenant is expected to take occupancy of the expansion space during the first quarter of 1999.

         As of September 30, 1998, Lakeshore Business Center Phase I had a commitment for approximately $98,000 of tenant finish improvements resulting from a 3,049 square foot expansion of a current tenant. The Partnership's proportionate share of the commitment is approximately $18,000 or 18%. The project is expected to be completed during the first quarter of 1999.

         The source of funds for the commitments at Plainview Point Office Center Phases I and II and Lakeshore Business Center Phase I is expected to be cash flow from operations and/or cash reserves.

     The Partnership also anticipates a demand on future liquidity as a result of a planned renovation of the community's clubhouse at The Willows of Plainview. At this time, the cost and extent of the renovation has not been determined. The cost of the common clubhouse renovation will be shared proportionately by Phase I and II of The Willows of Plainview. The source of funds for this project will be cash flow from operations and/or cash reserves.

         Section 11.       Certain Federal Income Tax Consequences.

         Certain Federal Income Tax  Consequences of the Offer. The following is
         -----------------------------------------------------
a general summary under currently applicable law of certain federal income tax considerations generally applicable to the sale of Interests pursuant to the Offer. The following summary is for general information only, and the tax treatment described herein may vary depending upon each Limited Partner's particular situation. Certain Limited Partners (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions or broker/dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. In addition, the summary does not address the federal income tax consequences to all categories of Interest holders, nor does it address the federal income tax consequences to persons who do not hold the Interests as "capital assets," as defined by the Internal Revenue Code of 1986, as amended (the "Code"). No ruling from the Internal Revenue Service ("IRS") will be sought with respect to the federal income tax consequences discussed herein; thus, there can be no assurance that the IRS will agree with the conclusions stated herein. Limited Partners are urged to consult their own tax advisors as to the particular tax consequences of a tender of their Interests pursuant to the Offer, including the applicability and effect of any state, local, foreign or other tax laws, any recent changes in applicable tax laws and any proposed legislation. The following information is intended as a general statement of certain tax considerations, and Limited Partners should not construe this as legal or tax advice.

         Sale of  Interests  Pursuant  to the  Offer.  The  receipt  of cash for
         -------------------------------------------
Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. The purchase of Interests pursuant to the Offer will be deemed a sale of the Interests by the tendering Limited Partner. The payment for a Limited Partner's Interests may be in complete liquidation of that portion of the Limited Partner's ownership in the Partnership represented by the purchased Interests. The recipient of such payments is taxable to the extent of any gain or loss recognized in connection with such sale. In general, and subject to the recapture rules of the Code Section 751 discussed below, a holder will recognize capital gain or loss at the time his or her Interests are purchased by the Partnership to the extent that the money distributed to him or her exceeds his or her adjusted basis in the purchased Interests. Upon a sale of an Interest pursuant to the Offer, a Limited Partner will be deemed to have received money in the form of any cash payments to him or her and to the extent he or she is relieved from his or her proportionate share of liabilities, if any, to which the Partnership's assets are subject. A Limited Partner will thus be required to recognize gain upon the sale of his or her Interests if the amount of cash he or she received, plus the amount he or she is deemed to have received as a result of being relieved of his or her proportionate share of Partnership nonrecourse liabilities (if any), exceeds the adjusted basis of the Limited Partner in the purchased Interests. The income taxes payable upon the sale must be determined by each Limited Partner on the basis of his or her own financial interests.

         The adjusted basis of a Limited Partner's Interests is calculated by taking his or her initial basis and making certain additions and subtractions thereto. A Limited Partner's initial basis is the amount paid for each Interest $1,000 per Interest for those who purchased in the initial offering), increased by a Limited Partner's proportionate share of nonrecourse liabilities, if any, to which the Partnership's assets are subject and by the share of Partnership taxable income, capital gains and other income items allocated to the Interest. There was nonrecourse debt attributed to the Interests in the approximate amount of $10,378,291 as of September 30, 1998 (this amount was subsequently decreased by approximately $930,393 as a result of repayments of debt in connection with the sales of University II). Basis is reduced by cash distributions and by the share of Partnership losses allocated to the Interest.

         A selling Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for 1998 with respect to the Interests sold in accordance with the provisions of the Partnership Agreement concerning transfers of Interests. Such allocation will affect the Limited Partner's adjusted tax basis in his or her Interests and, therefore, the amount of the Limited Partner's taxable gain or loss upon a sale of Interests pursuant to this Offer. For individuals, trusts and estates the income allocated will be treated as ordinary income which could be taxed at a rate as high as 39.6% for federal income tax purposes, while the corresponding reduction in taxable gain upon the sale of the Interests will result in tax savings of no more than 28% of the reduction in taxable gain. The Partnership's net income for the nine month period ended September 30, 1998 was $13,108.

         In determining the tax consequences of accepting the Offer, the Partnership's payments for Interests will be deemed to be equal to the $205 cash payment per Interest plus a pro rata share of the Partnership's nonrecourse debt (together, the "Selling Price"). The taxable gain (or loss) to be incurred as a consequence of accepting the Offer is determined by subtracting the Selling Price from the adjusted basis of the purchased Interest.

         Each Limited Partner must determine his or her own adjusted tax basis because it will vary depending upon when the Limited Partner purchased the Interests and the amount of distributions received for each Interest, which varies depending upon the date on which the Limited Partner was admitted to the Partnership.

         A taxable gain, if any, on the disposition of Interests must be allocated between ordinary income and long term capital gain. Long term capital gain or loss will be realized on such sale by a Limited Partner if: (1) he or she is not a "dealer" in securities; (2) he or she has held the Interests for longer than twelve (12) months; and (3) the Partnership has no Section 751 assets. To the extent that a portion of the gain realized on the sale of an Interest is attributable to Section 751 assets (i.e., "unrealized receivables" and "inventory items of the Partnership which have appreciated substantially in value") a Limited Partner will recognize ordinary income, and not a capital gain, upon the sale of the Interest. For purposes of Code Section 751, certain depreciation deductions claimed by the Partnership (recapturable cost recovery allowance) are treated as if they were an "unrealized receivable." Thus, gain, if any, recognized by a Limited Partner who sells an Interest will be ordinary income in an amount not to exceed his or her share of the Partnership's recapturable cost recovery allowance. Furthermore, if the Partnership were deemed to be a "dealer" in real estate for federal income tax purposes, the property held by the Partnership might be treated as "inventory items of the Partnership which have appreciated substantially in value" for purposes of Code
Section 751 and a Limited Partner tendering his or her Interest would recognize ordinary income, in an amount equal to his or her share of the appreciation in value of the Partnership's real estate inventory. The General Partner does not believe it has operated the Partnership's business in a manner as to make the Partnership a "dealer" for tax purposes.

         For taxable Limited Partners the amount of recapturable cost recovery allowance per Interest purchased by a Limited Partner in the original offering is estimated to be $133.18 as of September 30, 1998, subject to further adjustment for tax exempt use property rules. Therefore, a maximum of $133.18 of the taxable gain per Interest will be considered to be ordinary income with the balance of the taxable gain considered to be capital gain for federal income tax purposes for the Limited Partners who hold their Interests as capital assets. Ordinary income recognized in 1998 is taxed at a stated maximum rate of 39.6% for federal income tax purposes. Net capital gains are taxed for federal income tax purposes at a stated maximum rate of 20% for Interests held at least twelve
(12) months. The tax rates may actually be somewhat higher, depending on the taxpayer's personal exemptions and amount of adjusted gross income. A taxable loss, if any, on the disposition of Interests will be recognized as a capital loss for federal income tax purposes for Limited Partners who hold their Interests as capital assets.

         The Partnership estimates that the sales of University II will create recognizable taxable capital gain and ordinary income to the Partnership for 1998. The recognizable capital gain taxable to Limited Partners as a result of the sale of University II is preliminarily estimated to be approximately $21.64 per Interest. Recognizable ordinary income taxable to Limited Partners as a result of the sale of University II is preliminarily estimated to be $5.04 per Interest. These preliminary estimates are subject to change. From the date the Partnership was formed through December 31, 1997, the Partnership has incurred cumulative losses of approximately $84 per Interest. Through September 30, 1998, the Partnership has incurred aggregate losses, after taking into account any gain on the sale of University II, of approximately $62.36 per Interest. These estimates are subject to change. Each Limited Partner's cumulative taxable income or loss in an Interest will vary based on his or her period of ownership. Each Limited Partner is encouraged to consult with his or her individual tax advisor regarding whether he or she has losses which can be used to offset taxable income resulting from the sale of University II.


         Tax exempt Limited Partners subject to unrelated business taxable income (UBTI) should consult their tax advisor to determine what amount, if any, of the above recapturable cost recovery allowance should be reported as UBTI.

         Foreign Limited Partners.Gain realized by a foreign Limited Partner on
         ------------------------
a sale of Interests pursuant to this Offer will be subject to federal income tax. Under Code Section 1445 and related regulations, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Partnership or the Affiliate, as the case may be, will withhold 10% of the amount realized by a tendering foreign Limited Partner. Amounts withheld would be creditable against a foreign Limited Partner's federal income tax liability, and if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return.

         To prevent back-up federal income tax withholding equal to 31% of the payments made pursuant to the Offer, each Limited Partner (except a foreign Limited Partner) who does not otherwise establish an exemption from such withholding must notify the Partnership of the Limited Partner's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 to the Partnership. (For each Limited Partner's convenience, a Substitute Form W-9 is enclosed herein). Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. Foreign Limited Partners are subject to other requirements.

         Retirement Plan Investors.  Qualified pension, profit sharing and stock
         -------------------------
bonus plans and IRA's (collectively "Qualified Plans") are generally exempt from taxation except to the extent that their UBTI, determined in accordance with Code Sections 511-514, exceeds $1,000 in any taxable year. Code Section 512(b)(5) provides generally that UBTI does not include gains or losses from the disposition of property other than inventory or property held primarily for sale to customers in the ordinary course of business. However, Treasury Regulation 1.1245-6(b) provides that Code Section 1245 overrides the nonrecognition provisions of subtitle A of the Code, including Code Section 512(b)(5), if applicable; furthermore Code Section 12(b)(4) provides that notwithstanding Code
Section 512(b)(5), a portion of the gain from the sale of "debt-financed property" (as defined in Section 514) may be treated as UBTI. Because a portion of the Partnership's assets are "debt financed," a portion of the gain, if any, recognized by a Qualified Plan on the sale of an interest may be UBTI. If a Qualified Plan is not a "dealer" in securities, the remaining portion of any gain from the sale of Interests will not be UBTI unless the Partnership is deemed to be a "dealer" in real estate. The General Partner does not believe the Partnership's business has been operated in such a manner as to make it a dealer, but there is no assurance that the IRS may not contend that the Partnership is a dealer. If the Partnership obtains financing to purchase Interests, the IRS may contend that each nonredeeming Limited Partner has acquired an interest in debt-financed property, in addition to the current debt-financed property of the Partnership. See Section 9, "Source and Amount of Funds."

         Section 12. Transactions and Arrangements Concerning Interests. Based upon the Partnership's and Affiliate's records and information provided to the Partnership by the General Partner and affiliates of the General Partner, neither the Partnership, General Partner, the Affiliate nor, to the best of the Partnership's knowledge, any controlling person of the Partnership, the General Partner, or the Affiliate, has effected any transactions in the Interests during the forty (40) business days prior to the date hereof.

         Section 13. Extensions of Tender Period; Terminations; Amendments. The Partnership has, or, if the Offer is oversubscribed, each Offeror has, the right at any time and from time to time, to extend the period of time during which the Offer is open by giving written notice of the extension to each Limited Partner. If there is any extension, all Interests previously tendered and not purchased or withdrawn will remain subject to the Offer and may be purchased by the Offerors, except to the extent that such Interests may be withdrawn as set forth in Section 4, "Withdrawal Rights."

         If the Offer is oversubscribed, each Offeror has the right to purchase additional Interests. If either Offeror decides, in its sole discretion, to increase the amount of Interests being sought and, at the time that the notice of such increase is first published, sent or given to holders of Interests, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of ten (10) business days.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Standard Time. The Offerors have the right:
(i) to terminate the Offer and not to purchase or pay for any Interests not previously purchased or paid for upon the occurrence of any of the conditions specified in Section 6, "Certain Conditions of the Offer," by giving written notice of such termination to the Limited Partners and making a public announcement thereof; or (ii) at any time and from time to time, to amend the Offer in any respect. All extensions, delays in payment or amendments will be followed by public announcements thereof, such announcements in the case of an extension to be issued no later than 9:00 a.m. Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Offerors may choose to make any public announcement, except as provided by applicable law (including Rule 13e- 4(e)(2) under the Exchange Act), the Offerors have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

         Section 14. Fees and Expenses. The Offerors will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Interests pursuant to the Offer. The Offerors will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding the Offer to their customers.

         Section 15.       Address; Miscellaneous.

         Address.  All executed copies of the Letter of Transmittal,  Substitute
         -------
Form W-9 and the Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) must be sent via mail or overnight courier service to the address set forth below. Manually signed facsimile copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal, Substitute Form W-9 and Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) should be sent or delivered by each Limited Partner or such Limited Partner's broker, dealer, commercial bank, trust company or other nominee as follows:

By Mail, Hand Delivery or Overnight Mail/Express:
NTS Investor Services
c/o Gemisys
7103 S. Revere Parkway
Englewood, CO 80112


         Any questions, requests for assistance, or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer also may be directed to NTS Investor Services c/o Gemisys at the above-listed address or at: (800)387-7454 or by facsimile at:
(303) 705- 6171.


         Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Limited Partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. Neither Offeror is aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. The Offerors reserve the right to exclude Limited Partners in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Offerors believe such exclusion is permissible under applicable laws and regulations, provided the Offerors make a good faith effort to comply with any state law deemed applicable to the Offer.

         The Offerors have filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Securities and Exchange Commission ("Commission") which includes certain information relating to the Offer summarized herein. A copy of this statement may be obtained from the Partnership by contacting NTS Investor Services c/o Gemisys at the address and phone number set forth in this Section 15, "Address; Miscellaneous" or from the public reference office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports electronically filed by the Partnership with the Commission.

                                            NTS-Properties IV., Ltd.






January 27, 1999

                    Supplement No. 1 to the Offer to Purchase

                  The Partnership's Financial Statements Giving
                          Pro Forma Effect of the Offer


         The following unaudited pro forma balance sheet and income statement of the Partnership are presented to give effect of the Offer as if it was fully subscribed and completed before September 30, 1998 and December 31, 1997 and to give effect to the sale of University Business Center Phase I and II (the "University Sale") as if the University Sale had occurred before September 30, 1998 and December 31, 1997. Each pro forma statement contains certain financial information extracted or derived from the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and its Annual Report on Form 10-K for the fiscal year ended December 31, 1997, respectively, as well as pro forma adjustments and pro forma financial statements (i) reflecting the University Sale and (ii) giving effect of the Offer as if it was fully subscribed. The Quarterly and Annual Reports contain more comprehensive financial information than the information contained herein and were filed with the Securities and Exchange Commission ("Commission") pursuant to the Securities Exchange Act of 1934. The information extracted from the Quarterly and Annual Reports is qualified in its entirety by reference to the reports and the financial statements (including the notes) contained in the reports. The information presented in these pro forma financial statements is based on certain assumptions made by the Partnership in its good faith judgment, such as, the amount of expenses it will incur in administering the Offer. These unaudited pro forma statements are not necessarily indicative of what the Partnership's actual financial condition would have been for the quarter ended September 30, 1998 and the year ended December 31, 1997, nor do they purport to represent the future financial position of the Partnership.

                                NTS-PROPERTIES IV
                             PRO FORMA BALANCE SHEET
                            AS OF SEPTEMBER 30, 1998
                                   (UNAUDITED)
                         As Reported September 30, 1998




                                                             Proforma
                                        Historical          Adjustments                Proforma
                                        ----------          -----------                --------
ASSETS
Cash and equivalent                  $    268,841    $    461,927    (4a)           $   730,768
Cash and equivalents - restricted         219,084         (17,552)   (4b)               201,532
Investment securities                     357,382              --                       357,382
Accounts receivable                       183,956          (3,800)   (4c)               180,156
Land, buildings and amenities, net     12,623,280        (776,181)   (4c)            11,847,099
Asset held for sale                       297,251              --                       297,251
Other assets                              372,054         (26,662)   (4c)               345,392
                                      ------------    ------------                  -----------

                                     $ 14,321,848    $   (362,268)                  $13,959,580
                                      ============   =============                  ===========

LIABILITIES AND PARTNERS' EQUITY

Mortgages and note payable           $ 10,201,039    $   (915,504)   (4d)           $ 9,285,535
Accounts payable - operations             105,745              --                       105,745
Accounts payable - construction            82,819              --                        82,819
Security deposits                          81,080          (4,674)   (4c)                76,406
Other liabilities                         246,349         (18,816)   (4c)               227,533
                                     ------------    -------------                  -----------

                                       10,717,032        (938,994)                    9,778,038

Commitments and Contingencies

Partners' equity                        3,604,816         576,726    (4e)             4,181,542
                                     ------------    ------------                   -----------

                                     $ 14,321,848    $   (362,268)                  $13,959,580
                                     ============    =============                  ===========



  See notes and assumptions to unaudited pro forma financial statements.



                                NTS-PROPERTIES IV
                        PRO FORMA STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                   (UNAUDITED)
                         As Reported September 30, 1998



                                                     Proforma
                                      Historical   Adjustments(4f)   Proforma
                                      ----------   ---------------   --------
REVENUES:
 Rental income                       $ 2,719,620    $  (136,320)   $ 2,583,300
 Interest and other income                35,206           (349)        34,857
                                     -----------     ----------     ----------

                                      2,754,826        (136,669)     2,618,157

EXPENSES:
   Operating expenses                    605,873        (13,273)       592,600
   Operating expenses -
   affiliated                            347,189         (9,732)       337,457
 Write-off of unamortized land
  improvements and amenities              11,333            (30)        11,303
   Amortization of capitalized
   leasing costs                          11,187             --         11,187
   Interest expense                      621,815        (57,105)(4g)   564,710
   Management fees                       157,823         (8,496)       149,327
   Real estate taxes                     161,237        (14,292)       146,945
   Professional and administrative
  expenses                                79,131             --         79,131
   Professional and administrative
  expenses - affiliated                  119,816             --        119,816
   Depreciation and amortization         626,314        (49,232)       577,082
                                     -----------      ----------   - ---------

                                       2,741,718       (152,160)     2,589,558
                                     -----------     ----------     ----------

Net income before extraordinary
 item                                $    13,108    $    15,491    $    28,599
                                      ==========     ==========     ==========


Net income allocated to the
 limited partners before
 extraordinary item                  $    12,977    $    15,336    $    28,313
                                     ===========     ==========     ==========
Net income per limited
 partnership unit before
 extraordinary item                  $       .50    $       .58      $    1.08
                                     ===========     ==========     ==========
Weighted average number of
 limited partnership units                26,123                        26,123
                                     ===========                    ==========


See notes and assumptions to unaudited pro forma financial statements.

                                NTS-PROPERTIES IV

        NOTES AND ASSUMPTIONS TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



1. On October 6, 1998, the Lakeshore/University II Joint Venture ("L/U II") Joint Venture and NTS-Properties V, affiliates of the General Partner of NTS- Properties IV ("the Partnership"), sold University Business Center Phases I and II office buildings to Silver City Properties, Ltd. ("the Purchaser"), an affiliate of Full Sail Recorders, Inc., for an aggregate purchase price of $17,950,000 ($8,975,000 for Phase I and $8,975,000 for
     Phase II). University Business Center Phase II was owned by the L/U II Joint Venture of which the Partnership owned an 18% interest as of September 30, 1998. Portions of the proceeds from this sale were immediately used to pay the remainder of the outstanding debt (including interest and prepayment penalties) on these properties. The Partnership will use the remainder of the proceeds from this sale for development costs associated with Lakeshore Business Center Phase III which is to be constructed on land owned by the L/U II Joint Venture.

2. The Partnership operates and reports on a calendar year basis. The unaudited pro forma financial statements present the financial position and results of operations of the Partnership as of and for the nine months ended September 30, 1998, giving effect for the transaction summarized in
     Note 1 above. The unaudited pro forma financial statements should be read in conjunction with the audited financial statements as of and for the three years in the period ended December 31, 1997 included in the Partnership's annual report on Form 10-K for 1997.

3. The accompanying unaudited pro forma balance sheet as of September 30, 1998 has been prepared as if the sale of University Business Center Phase II had been effective September 30, 1998. The unaudited pro forma statement of operations for the nine months ended September 30, 1998 has been prepared as if the sale of University Business Center Phase II had been effective January 1, 1997. In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made. The pro forma financial statements are for information purposes only and are not necessarily indicative of the financial condition or results of operations that would have occurred if the sale had been consummated as of January 1, 1997.

4.   Explanation of Pro Forma Adjustments:

     a) represents the partnership's share of the cash received from the sale of university business center phase ii less closing costs and the repayment of the mortgage payable which was secured by the business center net of the funds released by the mortgage company as discussed below in note 4b.

     b) Represents the Partnership's share of the return of funds held by the mortgage company for property taxes upon the repayment of the mortgage discussed above. See note 4a.

     c) Represents adjustments to eliminate the Partnership's share of the assets and liabilities of University Business Center Phase II as follows. The adjustment to accounts receivable represents the elimination of accrued income which is attributable to the recognition of scheduled and specified rent increases over the lease term on a straight-line basis for financial reporting purposes. The adjustment to land, buildings and amenities represents the elimination of the Partnership's share of land, buildings and amenities associated with University Business Center Phase II. The adjustment to other assets represents the write-off of unamortized loan costs which are amortized on a straight-line basis over the term of the loan and the write-off of unamortized leasing commissions which are amortized on a straight-line basis over the applicable lease term. The write-off of loan costs was the result of the early extinguishment of debt. The adjustment to security deposits represents the elimination of the security deposit liability which was assumed by the Purchaser. The adjustment to other liabilities represents the elimination of accrued property taxes. The property taxes for the current year are to be paid by the Purchaser in accordance with the contract.

     d) Represents the Partnership's share of the repayment of the mortgage payable which was secured by University Business Center Phase II.

     e) Represents the Partnership's share of the gain on the sale of University Business Center Phase II partially offset by expenses incurred as a result of the early extinguishment of debt
          (see discussion above).

     f) Represents adjustment to eliminate the Partnership's share of the revenues and expenses of University Business Center Phase II.

     g) Represents adjustment to eliminate the interest expense associated with the mortgage payable secured by University Business Center Phase II.



                                NTS-PROPERTIES IV
                        PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (UNAUDITED)
                          As Reported December 31, 1997




                                                                                        Proforma
                                                                        Historical    Adjustments (4a)     Proforma
                                                                        ----------    ----------------     --------
REVENUES:
 Rental income                                                          $ 3,616,883    $  (148,254)       $3,468,629
 Interest and other income                                                   91,714           (283)           91,431
                                                                        -----------    -----------        ----------

                                                                          3,708,597       (148,537)        3,560,060

EXPENSES:
 Operating expenses                                                         813,091        (29,517)          783,574
 Operating expenses -
  affiliated                                                                398,950        (14,902)          384,048
Amortization of capitalized
  leasing costs                                                              20,951             --            20,951
 Interest expense                                                           855,488        (79,997)(4b)      775,491
 Management fees                                                            208,837        (11,638)          197,199
 Real estate taxes                                                          224,345        (19,142)          205,203
 Professional and administrative
  expenses                                                                  102,345             --           102,345
 Professional and administrative
  expenses - affiliated                                                     150,715             --           150,715
   Depreciation and amortization                                            905,921       (100,819)          805,102
                                                                        -----------     -----------       ----------

                                                                          3,680,643       (256,015)        3,424,628
                                                                        -----------     -----------       ----------

Net income before extraordinary
 item                                                                   $    27,954    $   107,478        $  135,432
                                                                        ===========    ===========        ==========

Net income allocated to the
 limited partners before
 extraordinary item                                                     $    27,674    $   106,403        $  134,077
                                                                        ===========    ===========        ==========
Net income per limited
 partnership unit before
 extraordinary item                                                     $      1.03    $      3.98        $     5.01
                                                                        ===========    ===========        ==========
Weighted average number of
 limited partnership units                                                   26,708                           26,708
                                                                        ===========                       ==========


                                NTS-PROPERTIES IV

        NOTES AND ASSUMPTIONS TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1997



1. On October 6, 1998, the Lakeshore/University II Joint Venture ("L/U II") Joint Venture and NTS Properties V, affiliates of the General Partner of the Partnership, sold University Business Center Phases I and II office buildings to Silver City Properties, Ltd. ("the Purchaser"), an affiliate of Full Sail Recorders, Inc., for an aggregate purchase price of $17,950,000 ($8,975,000 for Phase I and $8,975,000 for Phase II).
     University Business Center Phase II was owned by the L/U II Joint Venture of which the Partnership owned an 18% interest as of September 30, 1998. Portions of the proceeds from this sale were immediately used to pay the remainder of the outstanding debt (including interest and prepayment penalties) on these properties. The Partnership will use the remainder of the proceeds from this sale for development costs associated with Lakeshore Business Center Phase III which is to be constructed on land owned by the L/U II Joint Venture.

2. The Partnership operates and reports on a calendar year basis. The unaudited pro forma statement of operations presents the financial position and results of operations of the Partnership for the year ended December 31, 1997 giving effect for the transaction summarized in Note 1 above. The unaudited pro forma financial statements should be read in conjunction with the audited financial statements as of and for the three years in the period ended December 31, 1997 included in the Partnership's annual report on Form 10-K for 1997.

3. The statement of operations for the year ended December 31, 1997 has been prepared as if the sale of University Business Center Phase II had been effective January 1, 1997. In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made. The pro forma financial statements are for information purposes only and are not necessarily indicative of results of operations that would have occurred if the acquisition had been consummated as of January 1, 1997.

4.   Explanation of Pro Forma Adjustments:

     a) Represents adjustment to eliminate the Partnership's share of the revenues and expenses of University Business Center Phase II.

     b)  Represents   adjustment  to  eliminate  the  interest  expense
         associated with the mortgage payable secured by University Business Center Phase II.

                                                                  EXHIBIT (a)(7)








             Press Release by NTS Properties IV., Ltd. and ORIG, LLC
                             dated January 27, 1999.

                 NTS-PROPERTIES IV., LTD AND ORIG, LLC ANNOUNCE
                            AMENDMENT TO TENDER OFFER


     Louisville, Ky. January 27, 1999. NTS-Properties IV., Ltd. and ORIG, LLC announced today that they have amended the currently outstanding issuer tender offer for NTS-Properties IV., Ltd. Limited Partnership Interests. The original issuer tender offer for up to 1,200 Limited Partnership Interests commenced on November 20, 1998 and is scheduled to expire on February 19, 1999.

         Until February 19, 1999, NTS-Properties IV., Ltd. and ORIG, LLC will accept in the aggregate up to 1,200 Limited Partnership Interests tendered pursuant to the terms and conditions of the Offer at the same price of $205 per Interest.

                                                                  EXHIBIT (c)(2)








                         Capital Contribution Agreement
                         dated January 20, 1999 executed
                          by the Members of ORIG, LLC.

                         CAPITAL CONTRIBUTION AGREEMENT


         This Capital Contribution Agreement (the "Agreement") is made as of the 20th day of January, 1999 by and between J.D. Nichols ("Nichols") and Brian F. Lavin ("Lavin"), being all of the members of ORIG, LLC, a Kentucky limited liability company ("ORIG"). Nichols and Lavin are individually referred to as a "Member" and collectively referred to as the "Members".

                                    RECITALS:

         WHEREAS, ORIG has filed with the Securities and Exchange Commission offers to purchase (the "Tender Offers") limited partnership interests ("Interests") jointly with each of the following limited partnerships: (i) NTS-Properties III, a Georgia limited partnership; (ii) NTS-Properties IV., Ltd., a Kentucky limited partnership; (iii) NTS-Properties V, a Maryland limited partnership; (iv) NTS Properties VI, a Maryland limited partnership; and (v) NTS-Properties VII, a Florida limited partnership (collectively, the "Partnerships");

         WHEREAS, pursuant to the terms and conditions of the Tender Offers, ORIG anticipates accepting and purchasing Interests in each of the Partnerships;

         WHEREAS, pursuant to the terms and conditions of the Tender Offers, ORIG will be required to pay any and all of ORIG's expenses incurred in connection with the Tender Offers (including, but not limited to, ORIG's proportionate share of the legal, accounting, printing and mailing expenses relating to the Tender Offers) (the "Expenses");

         WHEREAS, the Members desire to make cash capital contributions to ORIG (the "Capital Contributions") sufficient for ORIG to purchase the Interests and to pay the Expenses; and

         WHEREAS, each Member desires to receive membership interests in ORIG proportionate to the Member's Capital Contributions.

         NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Aggregate Capital Contributions: On or prior to the expiration of each of the
   -------------------------------
Tender Offers, the Members shall make Capital Contributions, which, in the aggregate, are sufficient for ORIG to purchase all Interests accepted by ORIG pursuant to the Tender Offers and to pay any and all of the Expenses.

2. Individual  Capital  Contributions:  On or prior to the expiration of each of
   ----------------------------------
the Tender Offers, each Member shall make a Capital Contribution to ORIG in an amount to be unanimously agreed upon by the Members. The Members agree that upon expiration of all of the Tender Offers, the approximate percentages of the aggregate Capital Contributions shall be: (i) Nichols -- 90%; and (ii) Lavin -- 10%, unless otherwise agreed to in writing by the Members.

3.  Disagreement:  If the Members  cannot  agree upon the amounts of the Capital
    ------------
Contributions to be made by each Member upon the expiration of each Tender Offer, Nichols hereby agrees to make all Capital Contributions necessary to enable ORIG to fulfill its obligations pursuant to the Tender Offers.

4.  Membership  Interest:  At all times,  each  Member  shall have a  membership
    --------------------
interest in ORIG calculated by dividing the Capital Contributions made by the individual Member by the total of all Capital Contributions made by the Members.

5.       Miscellaneous:
         -------------

         a. Assignability. This Agreement shall not be assignable by any of the
             -------------
parties hereto without the prior written consent of all of the other parties.

         b.  Governing  Law.  The laws of the State of Kentucky  will govern all
             --------------
questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

         c. Entire Agreement. This Agreement and other documents delivered or to
            ----------------
be delivered pursuant to this Agreement contain or will contain the entire agreement among the parties hereto with respect to the transactions contemplated herein and supersede all previous oral and written agreements.

         d. Amendment.  This Agreement may be amended, modified, or supplemented
            ---------
only by written agreement of all of the Members.

         e. Counterparts.This Agreement may be executed in several counterparts,
            ------------
each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

         f. Further  Assurances.  The parties will,  from time to time, upon the
            -------------------
reasonable request of any other party, execute, acknowledge and deliver in proper form such further instruments and perform such further acts as may be reasonably necessary or desirable to give effect to the transactions contemplated by this Agreement.

         g. Recitals:The recitals set forth above are  incorporated by reference
            --------
herein and made a part hereof as if fully set forth herein.

         IN WITNESS WHEREOF, the parties hereto have caused their signature to be set forth below as of the day and year first written above.




                                         /s/ J.D. Nichols
                                         ---------------------------------------
                                         J.D. Nichols, a Member



                                         /s/ Brian F. Lavin
                                         ---------------------------------------
                                         Brian F. Lavin, a Member

                                         Being all of the Members of ORIG, LLC